UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )
Under the Securities Exchange Act of 1934

THE DUN & BRADSTREET CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26483E100
(CUSIP Number)

David Maryles Managing Director, Legal & Compliance BlackRock, Inc. 55 East 52nd Street New York, NY 10055 (212) 810-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BlackRock, Inc. (TIN: 32-0174431)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO ‒ Funds of investment advisory clients.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,171,992 (*)
	8.	SHARED VOTING POWER
0 (*)
	9.	SOLE DISPOSITIVE POWER
3,350,545 (*)
	10.	SHARED DISPOSITIVE POWER
0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,350,545 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions)
HC

___________________________________________
*	See Item 5 herein. All beneficial ownership information is as of August 16, 2018.

**	See Item 5 herein. Based on the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2018, there were 37,125,490 shares of Common Stock issued and outstanding as of June 30, 2018.

Item 1. Security and Issuer.
This Schedule 13D (the "Schedule") relates to the common stock, par value $0.01 per share ("Common Stock"), of The Dun & Bradstreet Corporation, a Delaware corporation (the "Issuer").
The principal executive offices of the Issuer are located at 103 JFK Parkway, Short Hills, NJ 07078.
 Item 2. Identity and Background.
This Schedule is being filed by BlackRock, Inc. ("BlackRock").  BlackRock is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. BlackRock, through its subsidiaries, offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, BlackRock, through its subsidiaries, provides market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of BlackRock is 55 East 52nd Street, New York, NY 10055.
Certain of the securities reported herein were previously included in a statement on Schedule 13G filed by BlackRock on January 30, 2013, as most recently amended on January 29, 2018. BlackRock did not acquire any beneficial ownership of Common Stock with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. BlackRock subsidiaries, as the investment advisers to certain client accounts, hold Common Stock in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer.  Therefore, BlackRock does not believe that it is required to file a Schedule 13D pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), however, BlackRock is voluntarily filing this Schedule because certain of its other affiliates entered into the transactions described in Item 4 below.
(a) – (c) and (f) Current information concerning the identity and background of each of the executive officers and directors of BlackRock is set forth on Annex A (collectively, the "Covered Persons"), attached hereto and incorporated herein by reference.
(d) and (e)
During the last five years, none of BlackRock or, to the best of its knowledge, any of the Covered Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Annex B, attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Neither the present filing nor anything contained herein shall be construed as an admission that BlackRock constitutes a "person" for any purposes other than Section 13(d) of the Exchange Act.
Item 3. Source and Amount of Funds or Other Consideration.
           As of August 16, 2018, BlackRock, in its role as the ultimate parent of investment advisers to certain client accounts, held beneficial ownership of 3,350,545 shares of Common Stock acquired prior to such date for an aggregate purchase price of $358,848,090.58. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of BlackRock's investment adviser subsidiaries.

Item 4. Purpose of Transaction.
All of the shares of Common Stock of the Issuer were acquired for investment purposes by funds and accounts for which certain of BlackRock's subsidiaries act as investment advisers.

Merger Agreement and Equity Commitment Letters

On August 8, 2018, certain funds and accounts managed by subsidiaries of BlackRock (collectively, the "Managed Funds") entered into an Equity Commitment Letter (each a "Commitment Letter" and collectively, the "Commitment Letters"), with Star Parent, L.P. ("Parent"). Pursuant to the Commitment Letters, the Managed Funds irrevocably committed, on the terms and subject to the conditions set forth in the Commitment Letters, to purchase an aggregate of $178.3 million of equity interests in Parent, solely for the purpose of funding, and to the extent necessary to fund, a portion of the merger consideration payable by Parent, in accordance with an Agreement and Plan of Merger (the "Merger Agreement") dated as of August 8, 2018 among the Issuer, Parent and Star Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"). The Merger Agreement provides that Merger Sub will merge with and into the Issuer (the "Merger") on the terms and subject to the conditions set forth therein, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each share of the Common Stock of the Issuer issued and outstanding immediately prior to the effective time of the Merger (other than (i) shares owned by Parent, Merger Sub, the Issuer or any other direct or indirect wholly owned subsidiary of Parent or the Issuer, including treasury shares and (ii) shares that are owned by dissenting stockholders who are entitled to, and who have timely perfected and not withdrawn a demand for (or lost their right to), appraisal rights pursuant to Section 262 of the Delaware General Corporation Law), will be converted into the right to receive cash in an amount equal to $145.00 per share, without interest and subject to applicable withholding (the "Per Share Merger Consideration").
Consummation of the Merger is subject to the satisfaction or waiver of specified closing conditions, including (i) the approval of the Merger by the affirmative vote of holders of a majority of the outstanding shares of the Common Stock entitled to vote at a stockholders meeting, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the approval of the UK Financial Conduct Authority and (iv) other customary closing conditions, including (a) the absence of any law or order prohibiting the Merger or the other transactions contemplated by the Merger Agreement, (b) the accuracy of each party's representations and warranties (subject to customary materiality qualifiers) and (c) each party's performance of its obligations and covenants contained in the Merger Agreement. Upon closing of the Merger, the Issuer will become a privately held company and the Common Stock will cease to be listed on the New York Stock Exchange.
Limited Guarantees

In connection with the transactions contemplated by the Merger Agreement, on August 8, 2018, each Managed Fund also entered into a limited guaranty in favor of the Issuer (each a "Limited Guaranty" and collectively, the "Limited Guarantees").  Pursuant to the Limited Guarantees, each Managed Fund has agreed to guarantee its pro rata portion of the payment obligations of Parent to pay to the Issuer, when and only if such amounts become payable pursuant to the Merger Agreement, a reverse termination fee (the "Parent Termination Fee") and reimburse certain expenses incurred by the Issuer. The Limited Guarantees will terminate as of the earliest of: (i) the closing of the transactions contemplated by the Merger Agreement, upon satisfaction by Parent of its payment obligations under Sections 4.1, 4.2(a) and 4.3(d) thereto; (ii) at such time as the Managed Fund's obligations under the Limited Guarantee have been paid in full; (iii) termination of the Merger Agreement in circumstances in which the Parent Termination Fee is not payable and (iv) sixty (60) days after the Termination Date, except as to pending claims for payment made on or prior to the sixtieth (60th) day (in which case the Limited Guaranty will terminate on the date the last such claim is resolved or satisfied).

Interim Investors Agreement

In connection with the transactions contemplated by the Merger Agreement, on August 8, 2018, Parent, the Managed Funds and the lead investors (the lead investors together with the Managed Funds, the "Investors") also entered into an Interim Investors Agreement (the "IIA").  Pursuant to the IIA, the Investors have agreed to certain terms and conditions that will govern the actions of Parent and the relationship among the Investors with respect to the Merger Agreement, the Commitment Letters and the Limited Guarantees.  The IIA will terminate upon the earliest to occur of (i) the closing of the transactions contemplated by the Merger Agreement and (ii) the termination of the Merger Agreement in accordance with its terms.

The entry into the Commitment Letters, the Limited Guarantees and the IIA by the Managed Funds, none of which own shares of the Common Stock, will not restrict BlackRock's subsidiaries' exercise of investment or voting power with respect to the shares of Common Stock to which this Schedule relates. The foregoing descriptions of the Commitment Letter, the Limited Guaranty and the IIIA in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the text of the form of Commitment Letter, form of Limited Guaranty and form of IIA, which have been filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Except as set forth in this Schedule, BlackRock has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.  Each of BlackRock's advisory subsidiaries may evaluate on a continuing basis its client accounts' investment in the Issuer and BlackRock expects that such subsidiaries may from time to time acquire or dispose of shares of Common Stock or other securities of the Issuer on behalf of such client accounts.  Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) BlackRock's advisory subsidiaries' general investment policies with respect to the applicable accounts managed by BlackRock's advisory subsidiaries; (iv) other investment and business opportunities available to BlackRock's advisory subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as BlackRock's advisory subsidiaries may consider relevant.  Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.
Item 5. Interest in Securities of the Issuer.
(a) and (b)  The responses of BlackRock to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference.
The shares of Common Stock beneficially owned by BlackRock include shares of Common Stock beneficially owned by its subsidiaries, including BlackRock Life Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, and BlackRock Fund Managers Ltd, none of which beneficially owns in excess of 5% of the outstanding Common Stock.

Except as set forth herein, neither BlackRock nor, to the knowledge of BlackRock, the Covered Persons beneficially own any shares of Common Stock as of August 16, 2018.
(c) Annex C, attached hereto, sets forth transactions in the Common Stock that were effected during the 60-day period ended August 16, 2018. The transactions in the Common Stock described on Annex C were effected on securities exchanges unless otherwise indicated therein.
Except as set forth in this Schedule, neither BlackRock nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction in any shares of Common Stock during the 60-day period ended August 16, 2018.
(d) Except for investment advisory clients of BlackRock's subsidiaries, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be beneficially owned by BlackRock.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Schedule, there are no contracts, arrangements, understandings or relationships between BlackRock and any other person with respect to any securities of the Issuer or among the investment advisory subsidiaries of BlackRock, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to shares of Common Stock that are loaned out in the ordinary course of BlackRock's and its subsidiaries' securities lending programs).
Item 7. Materials to Be Filed as Exhibits.
Description

1.	Form of Equity Commitment Letter, dated August 8, 2018.

2.	Form of Interim Investors Agreement, dated August 8, 2018.

3.	Form of Limited Guaranty, dated August 8, 2018.

4.	Power of Attorney, dated December 8, 2015, relating to BlackRock, Inc. (incorporated by reference to Exhibit B to Schedule 13G filed by BlackRock, Inc. on June 8, 2017 (SEC file number 005-48317).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 17, 2018
BlackRock, Inc.

By:	/s/ David Maryles
Name: David Maryles
Title: Attorney-in-Fact

Annex A
The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the "Covered Persons"), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).
Executive Officers

Name	Position	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	55 East 52nd Street New York, NY 10055	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert L. Goldstein	Senior Managing Director and Chief Operating Officer	55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Head of Europe, Middle East and Africa	Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Robert W. Fairbairn	Senior Managing Director and Head of Strategic Partner Program	55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Global Head of Multi-Asset Strategies	55 East 52nd Street New York, NY 10055	U.S.

Mark S. McCombe	Senior Managing Director and Global Head of BlackRock Alternative Investors	400 Howard Street San Francisco, CA 94105	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	40 East 52nd Street New York, NY 10028	U.S.

Jeffrey A. Smith	Senior Managing Director and Global Head of Human Resources	55 East 52nd Street New York, NY 10055	U.S.

Ryan D. Stork	Senior Managing Director and Chairman of BlackRock Asia Pacific	16/F Champion Tower 3 Garden Road Central, Hong Kong	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mathis Cabiallavetta	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

William S. Demchak	The PNC Financial Services Group, Inc. - President, Chairman and Chief Executive Officer	The PNC Financial Services Group, Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	U.S.

William E. Ford	General Atlantic – Chief Executive Officer	The PNC Financial Services Group, Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	U.S.

Murry S. Gerber	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Sir Deryck Maughan	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Gordon M. Nixon	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. - Chief Executive Officer and Board Member	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Ivan G. Seidenberg	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Pamela Daley	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Jessica Einhorn	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	The Estée Lauder Companies Inc. 767 Fifth Avenue, 40th Floor New York, NY 10153	Italy & U.S.

Cheryl D. Mills	BlackIvy Group - Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Susan L. Wagner	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.
Mark Wilson	Aviva plc – Chief Executive Officer	Aviva St. Helen's 1 Undershaft London EC3P 3DQ	New Zealand

Annex B
On January 17, 2017, BlackRock, Inc. ("BlackRock") reached an agreement with the U.S. Securities and Exchange Commission (the "SEC"), resolving a matter regarding a provision in an old version of BlackRock's form employee separation agreement that the SEC found violated the Dodd Frank Act's whistleblower provisions. In the settlement with the SEC, BlackRock agreed to pay a $340,000 penalty and consented to the entry of an Administrative Order containing a finding that BlackRock violated Rule 21F-17 under the Securities Exchange Act of 1934 and ordering BlackRock to cease and desist from committing or causing any violations and any future violations of Rule 21F-17.

Annex C
Transactions in Common Stock
(60-day period ended on August 16, 2018)

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	June 18, 2018	-410	127.03	SELL	ETF Redeem
BlackRock Fund Advisors	June 18, 2018	48	127.03	BUY	ETF Create
BlackRock Fund Advisors	June 18, 2018	-69	127.71	SELL	SELL
BlackRock Fund Advisors	June 18, 2018	30	127.03	BUY	ETF Create
BlackRock Fund Advisors	June 18, 2018	75	127.03	BUY	ETF Create
BlackRock Fund Advisors	June 18, 2018	32	127.03	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 18, 2018	-340	127.37	SELL	SELL
BlackRock Fund Advisors	June 18, 2018	4	127.03	BUY	ETF Create
BlackRock Fund Advisors	June 18, 2018	40	127.03	BUY	ETF Create
BlackRock Fund Advisors	June 18, 2018	4	127.03	BUY	ETF Create
BlackRock Fund Advisors	June 18, 2018	264	127.03	BUY	ETF Create
BlackRock Fund Advisors	June 18, 2018	-2,050	127.03	SELL	ETF Redeem
BlackRock Fund Advisors	June 18, 2018	12	127.03	BUY	ETF Create
BlackRock Fund Advisors	June 18, 2018	56	127.03	BUY	ETF Create
BlackRock Fund Advisors	June 18, 2018	16	127.03	BUY	ETF Create
BlackRock Japan Co., Ltd.	June 19, 2018	-332	125.65	SELL	SELL
BlackRock Japan Co., Ltd.	June 19, 2018	-112	125.65	SELL	SELL
BlackRock Advisors, LLC	June 19, 2018	-273	125.65	SELL	SELL
BlackRock Advisors (UK) Limited	June 19, 2018	-1,239	125.65	SELL	SELL
BlackRock Fund Advisors	June 19, 2018	30	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 19, 2018	20	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 19, 2018	-1,230	125.92	SELL	ETF Redeem
BlackRock Advisors (UK) Limited	June 19, 2018	83	125.92	BUY	BUY
BlackRock Japan Co., Ltd.	June 19, 2018	-141	125.65	SELL	SELL
BlackRock Fund Advisors	June 19, 2018	50	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 19, 2018	-2,050	125.92	SELL	ETF Redeem
BlackRock Fund Advisors	June 19, 2018	820	125.92	BUY	ETF Create
BlackRock Investment Management, LLC	June 19, 2018	-109	125.65	SELL	SELL
BlackRock Investment Management, LLC	June 19, 2018	-397	125.65	SELL	SELL
BlackRock Fund Advisors	June 19, 2018	224	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 19, 2018	463	125.92	BUY	ETF Create
BlackRock Financial Management, Inc.	June 19, 2018	-588	125.65	SELL	SELL
BlackRock Japan Co., Ltd.	June 19, 2018	-134	125.65	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 19, 2018	-146	125.65	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 19, 2018	-51	125.65	SELL	SELL
BlackRock Fund Advisors	June 19, 2018	8	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 19, 2018	40	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 19, 2018	205	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 19, 2018	30	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 19, 2018	40	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 19, 2018	56	125.92	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 19, 2018	-1,368	125.65	SELL	SELL

BlackRock Fund Advisors	June 19, 2018	28	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 19, 2018	-168	125.92	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	June 19, 2018	-602	125.74	SELL	SELL
BlackRock Fund Advisors	June 19, 2018	94	125.92	BUY	BUY
BlackRock Investment Management (UK) Limited	June 19, 2018	-315	125.65	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 19, 2018	-38	125.65	SELL	SELL
BlackRock Japan Co., Ltd.	June 19, 2018	-370	125.65	SELL	SELL
BlackRock Fund Advisors	June 19, 2018	88	125.92	BUY	ETF Create
BlackRock Financial Management, Inc.	June 19, 2018	-1,485	125.65	SELL	SELL
BlackRock Fund Advisors	June 19, 2018	549	125.92	BUY	BUY
BlackRock Fund Advisors	June 19, 2018	5	125.92	BUY	ETF Create
BlackRock Japan Co., Ltd.	June 19, 2018	-703	125.65	SELL	SELL
BlackRock Investment Management (UK) Limited	June 19, 2018	-133	125.65	SELL	SELL
BlackRock Investment Management, LLC	June 19, 2018	185	125.92	BUY	BUY
BlackRock Fund Advisors	June 20, 2018	16	126.68	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 20, 2018	552	126.35	BUY	BUY
BlackRock Fund Advisors	June 20, 2018	56	126.68	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 20, 2018	-279	126.35	SELL	SELL
BlackRock Fund Advisors	June 20, 2018	1,230	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	7,000	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	-304	126.68	SELL	ETF Redeem
BlackRock Fund Advisors	June 20, 2018	55	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	10	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	4	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	7,280	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	205	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	672	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	205	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	3,575	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	205	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	192	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	10	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	4,400	126.68	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 20, 2018	-209	126.68	SELL	SELL
BlackRock Fund Advisors	June 20, 2018	325	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	48	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	4,000	126.68	BUY	ETF Create
BlackRock Fund Advisors	June 20, 2018	-50	126.68	SELL	ETF Redeem
BlackRock Fund Advisors	June 21, 2018	56	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 21, 2018	16	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 21, 2018	33	125.92	BUY	ETF Create
BlackRock Fund Advisors	June 21, 2018	55	125.92	BUY	ETF Create
BlackRock Financial Management, Inc.	June 21, 2018	-335	126.13	SELL	SELL
BlackRock Fund Advisors	June 21, 2018	-11	125.92	SELL	ETF Redeem
BlackRock Fund Advisors	June 21, 2018	8	125.92	BUY	ETF Create

BlackRock Institutional Trust Company, National Association	June 21, 2018	-847	126.13	SELL	SELL
BlackRock Fund Advisors	June 21, 2018	48	125.92	BUY	ETF Create
BlackRock Investment Management (Australia) Limited	June 21, 2018	-153	126.13	SELL	SELL
BlackRock Financial Management, Inc.	June 21, 2018	-926	126.13	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 21, 2018	-294	126.06	SELL	SELL
BlackRock Fund Advisors	June 21, 2018	-55	125.92	SELL	ETF Redeem
BlackRock Asset Management Canada Limited	June 22, 2018	37	128.82	BUY	BUY
BlackRock Investment Management, LLC	June 22, 2018	614	128.82	BUY	BUY
BlackRock Investment Management, LLC	June 22, 2018	-32	128.82	SELL	SELL
BlackRock Financial Management, Inc.	June 22, 2018	147	128.82	BUY	BUY
BlackRock Institutional Trust Company, National Association	June 22, 2018	-243	128.82	SELL	SELL
BlackRock Advisors, LLC	June 22, 2018	10	128.82	BUY	BUY
BlackRock Investment Management, LLC	June 22, 2018	124	128.82	BUY	BUY
BlackRock Investment Management, LLC	June 22, 2018	-630	128.82	SELL	SELL
BlackRock Fund Advisors	June 22, 2018	615	128.82	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 22, 2018	1,019	128.82	BUY	BUY
BlackRock Institutional Trust Company, National Association	June 22, 2018	-34	128.82	SELL	SELL
BlackRock Fund Advisors	June 22, 2018	-8,961	128.82	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	June 22, 2018	264	128.82	BUY	BUY
BlackRock Institutional Trust Company, National Association	June 22, 2018	-58	128.82	SELL	SELL
BlackRock Financial Management, Inc.	June 22, 2018	-221	128.82	SELL	SELL
BlackRock Fund Advisors	June 22, 2018	-30	128.82	SELL	ETF Redeem
BlackRock Investment Management, LLC	June 22, 2018	-61	128.82	SELL	SELL
BlackRock Investment Management, LLC	June 22, 2018	-76	128.82	SELL	SELL
BlackRock Fund Advisors	June 22, 2018	2,097	128.82	BUY	BUY
BlackRock Advisors, LLC	June 22, 2018	29	128.82	BUY	BUY
BlackRock Investment Management, LLC	June 22, 2018	-90	128.82	SELL	SELL
BlackRock Investment Management, LLC	June 22, 2018	147	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	-3,444	128.82	SELL	SELL
BlackRock Investment Management, LLC	June 22, 2018	-89	128.82	SELL	SELL
BlackRock Investment Management, LLC	June 22, 2018	41	128.82	BUY	BUY
BlackRock Institutional Trust Company, National Association	June 22, 2018	33	128.58	BUY	BUY
BlackRock Institutional Trust Company, National Association	June 22, 2018	383	128.82	BUY	BUY
BlackRock Asset Management Canada Limited	June 22, 2018	12	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	-768	128.82	SELL	SELL
BlackRock Fund Advisors	June 22, 2018	-1,460	128.82	SELL	SELL
BlackRock Financial Management, Inc.	June 22, 2018	21	128.82	BUY	BUY
BlackRock Institutional Trust Company, National Association	June 22, 2018	21	128.82	BUY	BUY
BlackRock Institutional Trust Company, National Association	June 22, 2018	454	128.82	BUY	BUY
BlackRock Financial Management, Inc.	June 22, 2018	-140	128.82	SELL	SELL
BlackRock Investment Management, LLC	June 22, 2018	-227	128.82	SELL	SELL
BlackRock Investment Management, LLC	June 22, 2018	174	128.82	BUY	BUY

BlackRock Financial Management, Inc.	June 22, 2018	92	128.82	BUY	BUY
BlackRock Investment Management, LLC	June 22, 2018	-19	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	-47	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	-154	128.46	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	2,441	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	-4,215	128.82	SELL	SELL
BlackRock Investment Management, LLC	June 22, 2018	120	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	40	128.82	BUY	ETF Create
BlackRock Fund Advisors	June 22, 2018	-9,065	128.82	SELL	ETF Redeem
BlackRock Investment Management, LLC	June 22, 2018	-75	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	-19	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	-20	128.82	SELL	SELL
BlackRock Fund Advisors	June 22, 2018	-5,436	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	62	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	12	128.82	BUY	ETF Create
BlackRock Financial Management, Inc.	June 22, 2018	-74	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	23	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	115	128.82	BUY	ETF Create
BlackRock Advisors (UK) Limited	June 22, 2018	84	128.82	BUY	BUY
BlackRock Investment Management, LLC	June 22, 2018	-35	128.82	SELL	SELL
BlackRock Financial Management, Inc.	June 22, 2018	-247	128.82	SELL	SELL
BlackRock Investment Management, LLC	June 22, 2018	-58	128.82	SELL	SELL
BlackRock Fund Advisors	June 22, 2018	-443	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	1,232	128.82	BUY	BUY
BlackRock Investment Management, LLC	June 22, 2018	40	128.82	BUY	BUY
BlackRock Investment Management, LLC	June 22, 2018	-31	128.82	SELL	SELL
BlackRock Fund Advisors	June 22, 2018	-15	128.82	SELL	ETF Redeem
BlackRock Fund Advisors	June 22, 2018	3	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	30	128.82	BUY	ETF Create
BlackRock Investment Management, LLC	June 22, 2018	148	128.82	BUY	BUY
BlackRock Financial Management, Inc.	June 22, 2018	441	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	-596	128.82	SELL	SELL
BlackRock Fund Advisors	June 22, 2018	-1,046	128.82	SELL	SELL
BlackRock Investment Management, LLC	June 22, 2018	-137	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	539	128.45	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	3,491	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	-2,306	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	-102	128.82	SELL	SELL
BlackRock Fund Advisors	June 22, 2018	240	128.82	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 22, 2018	-102	128.82	SELL	SELL

BlackRock Institutional Trust Company, National Association	June 22, 2018	767	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	-487	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	7,939	128.82	BUY	BUY
BlackRock Institutional Trust Company, National Association	June 22, 2018	-722	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	-306	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	-134	128.82	SELL	SELL
BlackRock Fund Advisors	June 22, 2018	16	128.82	BUY	ETF Create
BlackRock Financial Management, Inc.	June 22, 2018	2,888	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	-1,788	128.82	SELL	SELL
BlackRock Financial Management, Inc.	June 22, 2018	62	128.82	BUY	BUY
BlackRock Investment Management, LLC	June 22, 2018	-268	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	-7	128.82	SELL	SELL
BlackRock Investment Management, LLC	June 22, 2018	-11	128.82	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2018	204	128.82	BUY	BUY
BlackRock Fund Advisors	June 22, 2018	-20	128.82	SELL	ETF Redeem
BlackRock Fund Advisors	June 22, 2018	-148	128.82	SELL	SELL
BlackRock Fund Advisors	June 25, 2018	-1,025	124.54	SELL	ETF Redeem
BlackRock Fund Advisors	June 25, 2018	205	124.54	BUY	ETF Create
BlackRock Fund Advisors	June 25, 2018	-216	124.54	SELL	ETF Redeem
BlackRock Fund Advisors	June 25, 2018	-216	124.54	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	June 25, 2018	676	125.86	BUY	BUY
BlackRock Fund Advisors	June 25, 2018	-40	124.54	SELL	ETF Redeem
BlackRock Fund Advisors	June 25, 2018	63	124.54	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 25, 2018	-269	124.94	SELL	SELL
BlackRock Fund Advisors	June 25, 2018	63	124.54	BUY	ETF Create
BlackRock Fund Advisors	June 25, 2018	-30	124.54	SELL	ETF Redeem
BlackRock Fund Advisors	June 25, 2018	8	124.54	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 25, 2018	-74	124.54	SELL	SELL
BlackRock Fund Advisors	June 25, 2018	80	124.54	BUY	ETF Create
BlackRock Investment Management, LLC	June 25, 2018	49	124.54	BUY	BUY
BlackRock Fund Advisors	June 25, 2018	-50	124.54	SELL	ETF Redeem
BlackRock Fund Advisors	June 25, 2018	20	124.54	BUY	ETF Create
BlackRock Fund Advisors	June 25, 2018	-500	124.54	SELL	ETF Redeem
BlackRock Fund Advisors	June 25, 2018	-10	124.54	SELL	ETF Redeem
BlackRock Fund Advisors	June 25, 2018	-450	124.54	SELL	ETF Redeem
BlackRock Financial Management, Inc.	June 26, 2018	-1,562	126.42	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 26, 2018	-312	126.74	SELL	SELL
BlackRock Investment Management (Australia) Limited	June 26, 2018	-202	125.81	SELL	SELL
BlackRock Japan Co., Ltd.	June 26, 2018	-109	125.81	SELL	SELL
BlackRock Fund Advisors	June 26, 2018	12	126.70	BUY	ETF Create

BlackRock Institutional Trust Company, National Association	June 26, 2018	-30	125.81	SELL	SELL
BlackRock Fund Advisors	June 26, 2018	-10	126.70	SELL	ETF Redeem
BlackRock Fund Advisors	June 26, 2018	-92	126.70	SELL	SELL
BlackRock Fund Advisors	June 26, 2018	-140	126.70	SELL	ETF Redeem
BlackRock Fund Advisors	June 26, 2018	-140	126.70	SELL	SELL
BlackRock Fund Advisors	June 26, 2018	-465	126.70	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 26, 2018	-33	125.81	SELL	SELL
BlackRock Financial Management, Inc.	June 26, 2018	-537	126.42	SELL	SELL
BlackRock Fund Advisors	June 26, 2018	30	126.70	BUY	ETF Create
BlackRock Fund Advisors	June 26, 2018	150	126.70	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 26, 2018	-1,366	126.42	SELL	SELL
BlackRock Japan Co., Ltd.	June 26, 2018	-101	125.81	SELL	SELL
BlackRock Fund Advisors	June 26, 2018	480	126.70	BUY	ETF Create
BlackRock Japan Co., Ltd.	June 26, 2018	-126	125.81	SELL	SELL
BlackRock Investment Management (UK) Limited	June 26, 2018	-38	125.81	SELL	SELL
BlackRock Fund Advisors	June 27, 2018	2,400	122.79	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 27, 2018	-5,901	122.79	SELL	SELL
BlackRock Fund Advisors	June 27, 2018	-40	122.79	SELL	ETF Redeem
BlackRock Fund Advisors	June 27, 2018	10	122.79	BUY	ETF Create
BlackRock Fund Advisors	June 27, 2018	-40	122.79	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	June 27, 2018	64	122.79	BUY	BUY
BlackRock Fund Advisors	June 27, 2018	-80	122.79	SELL	ETF Redeem
BlackRock Fund Advisors	June 27, 2018	40	122.79	BUY	ETF Create
BlackRock Fund Advisors	June 27, 2018	-10	122.79	SELL	ETF Redeem
BlackRock Fund Advisors	June 27, 2018	80	122.79	BUY	ETF Create
BlackRock Fund Advisors	June 27, 2018	-70	122.79	SELL	ETF Redeem
BlackRock Fund Advisors	June 27, 2018	-90	122.79	SELL	ETF Redeem
BlackRock Fund Advisors	June 27, 2018	-820	122.79	SELL	ETF Redeem
BlackRock Fund Advisors	June 27, 2018	36	122.79	BUY	ETF Create
BlackRock Fund Advisors	June 27, 2018	240	122.79	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 27, 2018	-506	122.97	SELL	SELL
BlackRock Fund Advisors	June 27, 2018	6,765	122.79	BUY	ETF Create
BlackRock Fund Advisors	June 27, 2018	-64	122.79	SELL	ETF Redeem
BlackRock Fund Advisors	June 28, 2018	205	124.52	BUY	ETF Create
BlackRock Fund Advisors	June 28, 2018	4	124.52	BUY	ETF Create
BlackRock Fund Advisors	June 28, 2018	-461	124.52	SELL	ETF Redeem
BlackRock Fund Advisors	June 28, 2018	53	124.52	BUY	ETF Create
BlackRock Fund Advisors	June 28, 2018	334	124.52	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 28, 2018	16,598	124.52	BUY	BUY
BlackRock Fund Advisors	June 28, 2018	40	124.52	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 28, 2018	-178	124.46	SELL	SELL
BlackRock Fund Advisors	June 28, 2018	615	124.52	BUY	ETF Create
BlackRock Fund Advisors	June 28, 2018	-461	124.52	SELL	ETF Redeem

BlackRock Institutional Trust Company, National Association	June 28, 2018	-200	123.45	SELL	SELL
BlackRock Fund Advisors	June 28, 2018	-20	124.52	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	June 28, 2018	-5,775	123.10	SELL	SELL
BlackRock Fund Advisors	June 28, 2018	-60	124.52	SELL	ETF Redeem
BlackRock Fund Advisors	June 29, 2018	-615	122.65	SELL	ETF Redeem
BlackRock Fund Advisors	June 29, 2018	-10	122.65	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	June 29, 2018	-2,831	123.65	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 29, 2018	16,591	123.74	BUY	BUY
BlackRock Fund Advisors	June 29, 2018	-4,650	122.65	SELL	SELL
BlackRock Fund Advisors	June 29, 2018	106	122.65	BUY	ETF Create
BlackRock Advisors (UK) Limited	June 29, 2018	83	122.65	BUY	BUY
BlackRock Fund Advisors	June 29, 2018	105	122.65	BUY	ETF Create
BlackRock Financial Management, Inc.	June 29, 2018	-1,098	123.65	SELL	SELL
BlackRock Fund Advisors	June 29, 2018	167	122.65	BUY	ETF Create
BlackRock Investment Management (Australia) Limited	June 29, 2018	-162	123.96	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 29, 2018	-777	123.08	SELL	SELL
BlackRock Fund Advisors	June 29, 2018	-40	122.65	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	June 29, 2018	3,154	122.65	BUY	BUY
BlackRock Fund Advisors	June 29, 2018	-167	122.65	SELL	ETF Redeem
BlackRock Fund Advisors	June 29, 2018	32	122.65	BUY	ETF Create
BlackRock Fund Advisors	June 29, 2018	-80	122.65	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	June 29, 2018	-64	122.65	SELL	SELL
BlackRock Fund Advisors	June 29, 2018	-2,509	122.65	SELL	SELL
BlackRock Fund Advisors	June 29, 2018	24	122.65	BUY	ETF Create
BlackRock Fund Advisors	June 29, 2018	-645	122.65	SELL	SELL
BlackRock Fund Advisors	June 29, 2018	-1,197	122.65	SELL	SELL
BlackRock Financial Management, Inc.	June 29, 2018	-3,174	123.65	SELL	SELL
BlackRock Fund Advisors	July 2, 2018	205	123.96	BUY	ETF Create
BlackRock Fund Advisors	July 2, 2018	-723	123.96	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 2, 2018	1,309	123.67	BUY	BUY
BlackRock Fund Advisors	July 2, 2018	-241	123.96	SELL	ETF Redeem
BlackRock Fund Advisors	July 2, 2018	40	123.96	BUY	ETF Create
BlackRock Fund Advisors	July 2, 2018	-70	123.96	SELL	ETF Redeem
BlackRock Fund Advisors	July 2, 2018	32	123.96	BUY	ETF Create
BlackRock Fund Advisors	July 2, 2018	115	123.96	BUY	ETF Create
BlackRock Fund Advisors	July 2, 2018	8	123.96	BUY	ETF Create
BlackRock Fund Advisors	July 2, 2018	-241	123.96	SELL	ETF Redeem
BlackRock Fund Advisors	July 2, 2018	-105	123.96	SELL	ETF Redeem
BlackRock Financial Management, Inc.	July 2, 2018	-223	123.96	SELL	SELL
BlackRock Fund Advisors	July 3, 2018	-42	124.58	SELL	ETF Redeem
BlackRock Financial Management, Inc.	July 3, 2018	-639	124.64	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 3, 2018	-1,566	124.64	SELL	SELL

BlackRock Fund Advisors	July 3, 2018	-105	124.58	SELL	ETF Redeem
BlackRock Advisors (UK) Limited	July 3, 2018	83	124.58	BUY	BUY
BlackRock Fund Advisors	July 3, 2018	115	124.58	BUY	ETF Create
BlackRock Fund Advisors	July 3, 2018	193	124.49	BUY	BUY
BlackRock Fund Advisors	July 3, 2018	-241	124.58	SELL	ETF Redeem
BlackRock Fund Advisors	July 3, 2018	10	124.58	BUY	ETF Create
BlackRock Japan Co., Ltd.	July 3, 2018	-125	124.64	SELL	SELL
BlackRock Fund Advisors	July 3, 2018	115	124.58	BUY	ETF Create
BlackRock Investment Management (UK) Limited	July 3, 2018	-22	124.64	SELL	SELL
BlackRock Financial Management, Inc.	July 3, 2018	-1,959	124.64	SELL	SELL
BlackRock Fund Advisors	July 3, 2018	167	124.58	BUY	ETF Create
BlackRock Japan Co., Ltd.	July 3, 2018	-100	124.64	SELL	SELL
BlackRock Investment Management, LLC	July 5, 2018	-668	126.07	SELL	SELL
BlackRock Fund Advisors	July 5, 2018	16	126.07	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 5, 2018	-33	126.04	SELL	SELL
BlackRock Fund Advisors	July 5, 2018	9	126.07	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 5, 2018	-16	126.04	SELL	SELL
BlackRock Fund Advisors	July 5, 2018	10	126.07	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 5, 2018	215	126.07	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 5, 2018	-41	125.79	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 5, 2018	-125	126.04	SELL	SELL
BlackRock Fund Advisors	July 5, 2018	1,025	126.07	BUY	ETF Create
BlackRock Fund Advisors	July 5, 2018	-35	126.07	SELL	ETF Redeem
BlackRock Fund Advisors	July 6, 2018	-60	126.84	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 6, 2018	-199	126.81	SELL	SELL
BlackRock Fund Advisors	July 6, 2018	-40	126.84	SELL	ETF Redeem
BlackRock Fund Advisors	July 6, 2018	8	126.84	BUY	ETF Create
BlackRock Fund Advisors	July 6, 2018	-72	126.84	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 6, 2018	2,091	126.93	BUY	BUY
BlackRock Fund Advisors	July 6, 2018	-80	126.84	SELL	ETF Redeem
BlackRock Investment Management (Australia) Limited	July 6, 2018	-217	126.83	SELL	SELL
BlackRock Fund Advisors	July 6, 2018	20	126.84	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 9, 2018	-421	128.12	SELL	SELL
BlackRock Fund Advisors	July 9, 2018	-70	128.23	SELL	ETF Redeem
BlackRock Advisors (UK) Limited	July 9, 2018	83	128.23	BUY	BUY
BlackRock Fund Advisors	July 9, 2018	-241	128.23	SELL	ETF Redeem
BlackRock Fund Advisors	July 9, 2018	-20	128.23	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 9, 2018	330	128.23	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 9, 2018	108	128.23	BUY	BUY
BlackRock Japan Co., Ltd.	July 10, 2018	-165	128.38	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 10, 2018	-29	128.38	SELL	SELL

BlackRock Fund Advisors	July 10, 2018	-157	128.38	SELL	SELL
BlackRock Fund Advisors	July 10, 2018	-165	128.38	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 10, 2018	-1,113	128.21	SELL	SELL
BlackRock Fund Advisors	July 10, 2018	63	128.38	BUY	ETF Create
BlackRock Fund Advisors	July 10, 2018	40	128.38	BUY	ETF Create
BlackRock Advisors (UK) Limited	July 10, 2018	558	128.07	BUY	BUY
BlackRock Investment Management (Australia) Limited	July 10, 2018	-226	128.38	SELL	SELL
BlackRock Fund Advisors	July 10, 2018	30	128.38	BUY	ETF Create
BlackRock Japan Co., Ltd.	July 10, 2018	-191	128.38	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 10, 2018	-818	128.38	SELL	SELL
BlackRock Fund Advisors	July 10, 2018	117	128.38	BUY	ETF Create
BlackRock Investment Management, LLC	July 10, 2018	-122	128.38	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 10, 2018	-1,923	128.38	SELL	SELL
BlackRock Fund Advisors	July 10, 2018	30	128.38	BUY	ETF Create
BlackRock Fund Advisors	July 10, 2018	508	128.38	BUY	BUY
BlackRock Fund Advisors	July 10, 2018	84	128.38	BUY	ETF Create
BlackRock Fund Advisors	July 10, 2018	-100	128.38	SELL	ETF Redeem
BlackRock Fund Advisors	July 10, 2018	53	128.38	BUY	ETF Create
BlackRock Fund Advisors	July 10, 2018	-360	128.38	SELL	ETF Redeem
BlackRock Fund Advisors	July 10, 2018	36	128.38	BUY	ETF Create
BlackRock Fund Advisors	July 10, 2018	-508	128.38	SELL	SELL
BlackRock Fund Advisors	July 10, 2018	4	128.38	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 10, 2018	-1,113	128.21	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 10, 2018	1,923	128.38	BUY	ETF Create
BlackRock Fund Advisors	July 10, 2018	167	128.38	BUY	ETF Create
BlackRock Fund Advisors	July 11, 2018	-240	128.03	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 11, 2018	-137	128.13	SELL	SELL
BlackRock Fund Advisors	July 11, 2018	168	128.03	BUY	ETF Create
BlackRock Fund Advisors	July 11, 2018	2,665	128.03	BUY	ETF Create
BlackRock Fund Advisors	July 11, 2018	18	128.03	BUY	ETF Create
BlackRock Fund Advisors	July 11, 2018	-30	128.03	SELL	ETF Redeem
BlackRock Fund Advisors	July 11, 2018	42	128.03	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 11, 2018	-141	128.03	SELL	SELL
BlackRock Fund Advisors	July 11, 2018	4,100	128.03	BUY	ETF Create
BlackRock Fund Advisors	July 11, 2018	8	128.03	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 11, 2018	-138	128.13	SELL	SELL
BlackRock Fund Advisors	July 11, 2018	-90	128.03	SELL	ETF Redeem
BlackRock Fund Advisors	July 11, 2018	16	128.03	BUY	ETF Create
BlackRock Fund Advisors	July 12, 2018	8	127.81	BUY	ETF Create
BlackRock Fund Advisors	July 12, 2018	40	127.81	BUY	ETF Create
BlackRock Fund Advisors	July 12, 2018	105	127.81	BUY	ETF Create
BlackRock Fund Advisors	July 12, 2018	24	127.81	BUY	ETF Create
BlackRock Fund Advisors	July 12, 2018	16	127.81	BUY	ETF Create
BlackRock Fund Advisors	July 12, 2018	820	127.81	BUY	ETF Create
BlackRock Investment Management (Australia) Limited	July 12, 2018	-174	127.81	SELL	SELL

BlackRock Fund Advisors	July 12, 2018	53	127.81	BUY	ETF Create
BlackRock Fund Advisors	July 12, 2018	106	127.81	BUY	ETF Create
BlackRock Fund Advisors	July 12, 2018	76	127.99	BUY	BUY
BlackRock Financial Management, Inc.	July 12, 2018	1,694	127.68	BUY	BUY
BlackRock Fund Advisors	July 12, 2018	4	127.81	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 12, 2018	585	127.88	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 13, 2018	1,015	127.37	BUY	BUY
BlackRock Fund Advisors	July 13, 2018	-93	127.45	SELL	SELL
BlackRock Fund Advisors	July 13, 2018	-50	127.45	SELL	ETF Redeem
BlackRock Fund Advisors	July 13, 2018	240	127.45	BUY	ETF Create
BlackRock Fund Advisors	July 13, 2018	-40	127.45	SELL	ETF Redeem
BlackRock Fund Advisors	July 13, 2018	30	127.45	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 16, 2018	512	127.00	BUY	BUY
BlackRock Fund Advisors	July 16, 2018	-30	126.98	SELL	ETF Redeem
BlackRock Fund Advisors	July 16, 2018	4	126.98	BUY	ETF Create
BlackRock Advisors (UK) Limited	July 16, 2018	-558	126.98	SELL	SELL
BlackRock Fund Advisors	July 16, 2018	16	126.98	BUY	ETF Create
BlackRock Fund Advisors	July 16, 2018	1,025	126.98	BUY	ETF Create
BlackRock Fund Advisors	July 17, 2018	840	128.93	BUY	ETF Create
BlackRock Investment Management (UK) Limited	July 17, 2018	-400	126.93	SELL	ETF Redeem
BlackRock Fund Advisors	July 17, 2018	168	128.93	BUY	ETF Create
BlackRock Fund Advisors	July 17, 2018	117	128.93	BUY	ETF Create
BlackRock Fund Advisors	July 17, 2018	28	128.93	BUY	ETF Create
BlackRock Investment Management, LLC	July 17, 2018	23	128.93	BUY	BUY
BlackRock Fund Advisors	July 17, 2018	1,025	128.93	BUY	ETF Create
BlackRock Fund Advisors	July 17, 2018	240	128.93	BUY	ETF Create
BlackRock Fund Advisors	July 17, 2018	20	128.93	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 17, 2018	3,925	128.17	BUY	BUY
BlackRock Fund Advisors	July 17, 2018	106	128.93	BUY	ETF Create
BlackRock Fund Advisors	July 17, 2018	-27	128.93	SELL	ETF Redeem
BlackRock Fund Advisors	July 18, 2018	1,230	129.30	BUY	ETF Create
BlackRock Fund Advisors	July 18, 2018	10	129.30	BUY	ETF Create
BlackRock Fund Advisors	July 18, 2018	80	129.30	BUY	ETF Create
BlackRock Fund Advisors	July 18, 2018	-20	129.30	SELL	ETF Redeem
BlackRock Fund Advisors	July 18, 2018	40	129.30	BUY	ETF Create
BlackRock Investment Management, LLC	July 18, 2018	-14	129.30	SELL	SELL
BlackRock Advisors (UK) Limited	July 18, 2018	83	129.52	BUY	BUY
BlackRock Fund Advisors	July 18, 2018	16	129.30	BUY	ETF Create
BlackRock Japan Co., Ltd.	July 18, 2018	-64	129.30	SELL	SELL
BlackRock Fund Advisors	July 18, 2018	4	129.30	BUY	ETF Create
BlackRock Fund Advisors	July 18, 2018	16	129.30	BUY	ETF Create
BlackRock Fund Advisors	July 18, 2018	615	129.30	BUY	ETF Create
BlackRock Fund Advisors	July 19, 2018	1	128.64	BUY	BUY
BlackRock Advisors (UK) Limited	July 19, 2018	-1,255	128.64	SELL	SELL
BlackRock Fund Advisors	July 19, 2018	615	128.64	BUY	ETF Create
BlackRock Fund Advisors	July 19, 2018	205	128.64	BUY	ETF Create
BlackRock Fund Advisors	July 19, 2018	-16	128.64	SELL	ETF Redeem

BlackRock Fund Advisors	July 19, 2018	25	128.64	BUY	ETF Create
BlackRock Fund Advisors	July 19, 2018	126	128.64	BUY	ETF Create
BlackRock Fund Advisors	July 19, 2018	-110	128.64	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 20, 2018	2,126	128.04	BUY	BUY
BlackRock Fund Advisors	July 20, 2018	30	128.04	BUY	ETF Create
BlackRock Fund Advisors	July 20, 2018	40	128.04	BUY	ETF Create
BlackRock Fund Advisors	July 20, 2018	144	128.04	BUY	ETF Create
BlackRock Fund Advisors	July 20, 2018	410	128.04	BUY	ETF Create
BlackRock Fund Advisors	July 20, 2018	8	128.04	BUY	ETF Create
BlackRock Fund Advisors	July 20, 2018	32	128.04	BUY	ETF Create
BlackRock Fund Advisors	July 20, 2018	25	128.04	BUY	ETF Create
BlackRock Fund Advisors	July 23, 2018	16	129.03	BUY	ETF Create
BlackRock Fund Advisors	July 23, 2018	50	129.03	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 23, 2018	774	128.67	BUY	BUY
BlackRock Fund Advisors	July 23, 2018	70	129.03	BUY	ETF Create
BlackRock Fund Advisors	July 23, 2018	105	129.03	BUY	ETF Create
BlackRock Fund Advisors	July 23, 2018	24	129.03	BUY	ETF Create
BlackRock Fund Advisors	July 23, 2018	60	129.03	BUY	ETF Create
BlackRock Fund Advisors	July 24, 2018	94	128.03	BUY	BUY
BlackRock Fund Advisors	July 24, 2018	30	128.03	BUY	ETF Create
BlackRock Fund Advisors	July 24, 2018	-720	128.03	SELL	ETF Redeem
BlackRock Fund Advisors	July 24, 2018	8	128.03	BUY	ETF Create
BlackRock Fund Advisors	July 24, 2018	105	128.03	BUY	ETF Create
BlackRock Fund Advisors	July 25, 2018	-680	129.43	SELL	ETF Redeem
BlackRock Fund Advisors	July 25, 2018	25	129.43	BUY	ETF Create
BlackRock Fund Advisors	July 25, 2018	126	129.43	BUY	ETF Create
BlackRock Fund Advisors	July 25, 2018	-180	129.43	SELL	ETF Redeem
BlackRock Fund Advisors	July 25, 2018	-168	129.43	SELL	ETF Redeem
BlackRock Fund Advisors	July 25, 2018	30	129.43	BUY	ETF Create
BlackRock Fund Advisors	July 25, 2018	20	129.43	BUY	ETF Create
BlackRock Fund Advisors	July 25, 2018	-200	129.43	SELL	ETF Redeem
BlackRock Japan Co., Ltd.	July 25, 2018	-122	129.43	SELL	SELL
BlackRock Fund Advisors	July 25, 2018	205	129.43	BUY	ETF Create
BlackRock Fund Advisors	July 25, 2018	50	129.43	BUY	ETF Create
BlackRock Fund Advisors	July 25, 2018	-960	129.43	SELL	ETF Redeem
BlackRock Advisors (UK) Limited	July 26, 2018	84	128.58	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 26, 2018	318	128.58	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 26, 2018	662	128.61	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 26, 2018	211	128.58	BUY	BUY
BlackRock Fund Advisors	July 26, 2018	-40	128.58	SELL	ETF Redeem
BlackRock Fund Advisors	July 26, 2018	105	128.58	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 27, 2018	1,202	125.87	BUY	BUY
BlackRock Fund Advisors	July 27, 2018	-240	125.97	SELL	ETF Redeem
BlackRock Fund Advisors	July 27, 2018	-35	125.97	SELL	ETF Redeem
BlackRock Fund Advisors	July 27, 2018	-558	125.97	SELL	ETF Redeem

BlackRock Fund Advisors	July 27, 2018	-480	125.97	SELL	ETF Redeem
BlackRock Fund Advisors	July 27, 2018	-40	125.97	SELL	ETF Redeem
BlackRock Financial Management, Inc.	July 27, 2018	-240	125.97	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 27, 2018	-88	125.97	SELL	SELL
BlackRock Fund Advisors	July 27, 2018	4	125.97	BUY	ETF Create
BlackRock Fund Advisors	July 27, 2018	-45	125.97	SELL	ETF Redeem
BlackRock Fund Advisors	July 27, 2018	570	125.97	BUY	ETF Create
BlackRock Fund Advisors	July 27, 2018	-63	125.97	SELL	ETF Redeem
BlackRock Fund Advisors	July 30, 2018	-9	124.88	SELL	ETF Redeem
BlackRock Advisors (UK) Limited	July 30, 2018	84	124.88	BUY	BUY
BlackRock Fund Advisors	July 30, 2018	72	124.88	BUY	ETF Create
BlackRock Advisors, LLC	July 30, 2018	39	124.88	BUY	BUY
BlackRock Fund Advisors	July 30, 2018	16	124.88	BUY	ETF Create
BlackRock Fund Advisors	July 30, 2018	-168	124.88	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 30, 2018	286	125.04	BUY	BUY
BlackRock Fund Advisors	July 30, 2018	16	124.88	BUY	ETF Create
BlackRock Fund Advisors	July 30, 2018	16	124.88	BUY	ETF Create
BlackRock Fund Advisors	July 30, 2018	12	124.88	BUY	ETF Create
BlackRock Fund Advisors	July 30, 2018	10	124.88	BUY	ETF Create
BlackRock Fund Advisors	July 30, 2018	20	124.88	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 30, 2018	1,900	125.04	BUY	BUY
BlackRock Fund Advisors	July 31, 2018	117	125.89	BUY	ETF Create
BlackRock Fund Advisors	July 31, 2018	90	125.89	BUY	ETF Create
BlackRock Fund Advisors	July 31, 2018	-36	125.89	SELL	ETF Redeem
BlackRock Fund Advisors	July 31, 2018	820	125.89	BUY	ETF Create
BlackRock Fund Advisors	July 31, 2018	100	125.89	BUY	ETF Create
BlackRock Investment Management (UK) Limited	July 31, 2018	-100	124.88	SELL	ETF Redeem
BlackRock Fund Advisors	July 31, 2018	-27	125.89	SELL	ETF Redeem
BlackRock Fund Advisors	July 31, 2018	63	125.89	BUY	ETF Create
BlackRock Fund Advisors	July 31, 2018	-60	125.89	SELL	ETF Redeem
BlackRock Fund Advisors	July 31, 2018	-16	125.89	SELL	ETF Redeem
BlackRock Advisors (UK) Limited	July 31, 2018	-252	125.89	SELL	SELL
BlackRock Fund Advisors	July 31, 2018	20	125.89	BUY	ETF Create
BlackRock Fund Advisors	July 31, 2018	8	125.89	BUY	ETF Create
BlackRock Fund Advisors	July 31, 2018	-20	125.89	SELL	ETF Redeem
BlackRock Fund Advisors	July 31, 2018	336	125.89	BUY	ETF Create
BlackRock Investment Management, LLC	August 1, 2018	-153	124.83	SELL	SELL
BlackRock Fund Advisors	August 1, 2018	42	124.83	BUY	ETF Create
BlackRock Advisors (UK) Limited	August 1, 2018	90	124.83	BUY	BUY
BlackRock Fund Advisors	August 1, 2018	-240	124.83	SELL	ETF Redeem
BlackRock Fund Advisors	August 1, 2018	30	124.83	BUY	ETF Create
BlackRock Fund Advisors	August 1, 2018	8	124.83	BUY	ETF Create
BlackRock Fund Advisors	August 1, 2018	168	124.83	BUY	ETF Create
BlackRock Investment Management, LLC	August 1, 2018	-162	124.83	SELL	SELL
BlackRock Investment Management, LLC	August 1, 2018	878	124.83	BUY	BUY
BlackRock Fund Advisors	August 1, 2018	4	124.83	BUY	ETF Create
BlackRock Fund Advisors	August 1, 2018	64	124.83	BUY	ETF Create

BlackRock Advisors (UK) Limited	August 1, 2018	84	124.83	BUY	BUY
BlackRock Fund Advisors	August 1, 2018	10	124.83	BUY	ETF Create
BlackRock Fund Advisors	August 1, 2018	50	124.83	BUY	ETF Create
BlackRock Fund Advisors	August 1, 2018	4	124.83	BUY	ETF Create
BlackRock Fund Advisors	August 2, 2018	168	124.90	BUY	ETF Create
BlackRock Fund Advisors	August 2, 2018	40	124.90	BUY	ETF Create
BlackRock Fund Advisors	August 3, 2018	-24	124.32	SELL	ETF Redeem
BlackRock Fund Advisors	August 3, 2018	63	124.32	BUY	ETF Create
BlackRock Fund Advisors	August 3, 2018	106	124.32	BUY	ETF Create
BlackRock Fund Advisors	August 3, 2018	-36	124.32	SELL	ETF Redeem
BlackRock Fund Advisors	August 3, 2018	12	124.32	BUY	ETF Create
BlackRock Fund Advisors	August 3, 2018	205	124.32	BUY	ETF Create
BlackRock Fund Advisors	August 3, 2018	20	124.32	BUY	ETF Create
BlackRock Fund Advisors	August 3, 2018	16	124.32	BUY	ETF Create
BlackRock Fund Advisors	August 3, 2018	21	124.32	BUY	ETF Create
BlackRock Fund Advisors	August 6, 2018	-461	125.71	SELL	ETF Redeem
BlackRock Fund Advisors	August 6, 2018	-27	125.71	SELL	ETF Redeem
BlackRock Fund Advisors	August 6, 2018	820	125.71	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	August 6, 2018	-514	125.71	SELL	SELL
BlackRock Fund Advisors	August 6, 2018	35	125.71	BUY	ETF Create
BlackRock Fund Advisors	August 7, 2018	30	125.82	BUY	ETF Create
BlackRock Fund Advisors	August 7, 2018	40	125.82	BUY	ETF Create
BlackRock Fund Advisors	August 7, 2018	28	125.82	BUY	ETF Create
BlackRock Fund Advisors	August 7, 2018	18	125.82	BUY	ETF Create
BlackRock Fund Advisors	August 7, 2018	160	125.82	BUY	ETF Create
BlackRock Fund Advisors	August 7, 2018	126	125.82	BUY	ETF Create
BlackRock Fund Advisors	August 7, 2018	-50	125.82	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	August 9, 2018	-1,784	142.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 9, 2018	-297	142.21	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 9, 2018	-28	142.21	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 9, 2018	-173	142.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 9, 2018	-185	142.21	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 9, 2018	-1,107	142.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 9, 2018	-1,169	142.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 9, 2018	-195	142.21	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 10, 2018	-535	141.81	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 10, 2018	-333	141.81	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 10, 2018	-351	141.81	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 10, 2018	-55	141.94	SELL	SELL

BlackRock Institutional Trust Company, National Association	August 10, 2018	-89	141.94	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 10, 2018	-59	141.94	SELL	SELL
BlackRock Fund Advisors	August 10, 2018	-60	141.94	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 10, 2018	-51	141.81	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 10, 2018	-8	141.94	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 13, 2018	-105	141.99	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 13, 2018	-27	142.01	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 13, 2018	-15	141.99	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 13, 2018	-2	142.01	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 13, 2018	-100	141.99	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 13, 2018	-16	142.01	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 13, 2018	-18	142.01	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 13, 2018	-162	141.99	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 14, 2018	-56	142.03	SELL	SELL
BlackRock Investment Management (Australia) Limited	August 14, 2018	-460	142.11	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 14, 2018	-36	142.03	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 14, 2018	-6	142.03	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 14, 2018	-35	142.03	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 16, 2018	-5	141.91	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 15, 2018	-2	141.77	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 15, 2018	-15	141.78	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 15, 2018	-1	141.77	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 16, 2018	-3	141.91	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 15, 2018	-9	141.78	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 16, 2018	-1	141.91	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 15, 2018	-2	141.78	SELL	SELL
BlackRock Investment Management, LLC	August 15, 2018	-313	141.77	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 15, 2018	-9	141.78	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 15, 2018	-2	141.77	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 16, 2018	-3	141.91	SELL	SELL

Form of Equity Commitment Letter

[INVESTOR LETTERHEAD]

August 8, 2018

[PARTNERSHIP NAME]
[PARTNERSHIP ADDRESS]

Re:    Equity Commitment Letter

Ladies and Gentlemen:
Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, modified or supplemented from time to time, the "Merger Agreement"), by and among [STAR], a Delaware corporation (the "Company), [PARENT], a Delaware [●] ("Parent") and [MERGER SUB], a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving corporation (the "Merger").  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.  [EQUITY INVESTOR], a [●], is referred to herein as the "Equity Investor."  This letter is being delivered by the Equity Investor to Parent in connection with the execution of the Merger Agreement.
1. Commitment.  This letter confirms the commitment of the Equity Investor, subject to the terms and conditions set forth herein, to purchase, directly or indirectly (or cause an assignee permitted by the terms of Section 4(a) hereto to purchase), at or immediately prior to Closing, for an aggregate cash purchase price equal to $[●] (such commitment, the "Equity Commitment"), [common equity interests] of Parent (collectively, the "Subject Equity Securities").  The Equity Commitment shall only be used by Parent, to the extent necessary, to fund, directly or indirectly, together with the proceeds of the Debt Financing and Preferred Financing and the proceeds of the other equity commitment letters (collectively, the "Other Equity Commitments") from other investors (each, an "Other Equity Investor") to Parent of even date herewith (each, as amended from time to time, an "Other Equity Commitment Letter"):  (i) Parent's payment obligations under Article IV of the Merger Agreement (including the payment of the aggregate Per Share Merger Consideration) and (ii) related fees, costs and expenses required to be paid by Parent, Merger Sub or the Surviving Corporation, in each case, in connection with the transactions contemplated by the Merger Agreement and pursuant to and in accordance with the Merger Agreement (clauses (i) and (ii) collectively, the "Transaction Costs"), and for no other purposes.  The Equity Investor shall not, under any circumstances, be obligated pursuant to this letter to contribute to Parent more than the Equity Commitment.  In the event that, after taking into account funds available from other sources at Closing, Parent does not require the full amount of the Equity Commitment in order to consummate the Merger and perform its obligations under the Merger Agreement, the amount to be funded under this letter agreement will be reduced by such amount that is not so required by Parent.  Notwithstanding anything to the contrary set forth herein, in no event will the cumulative liability of the Equity Investor under this letter exceed the amount of the Equity Commitment.

2. Conditions.  The obligation of the Equity Investor (or any of its permitted assigns) to fund the Equity Commitment is subject to (i) the execution and delivery of the Merger Agreement by the Company, Parent and Merger Sub, (ii) the satisfaction or waiver of all of the conditions to Parent's and Merger Sub's obligations to effect the Closing set forth in Sections 7.1 and 7.2 of the Merger Agreement (other than those conditions that by their nature are to be satisfied by actions taken at the Closing (but subject to such conditions being satisfied at the Closing)), (ii) the substantially simultaneous consummation of the Closing in accordance with the terms of the Merger Agreement and (iii) the substantially simultaneous funding of the Debt Financing and Preferred Financing or Alternative Financing.
3. Limited Guarantee.  Concurrently with the execution and delivery of this letter, (i) the Equity Investor is executing and delivering to the Company a Limited Guarantee (as amended from time to time, the "Equity Investor Limited Guarantee") relating to certain of Parent's obligations under the Merger Agreement and (ii) each of the Other Equity Investors is executing and delivering to the Company a Limited Guarantee (each, as amended from time to time, an "Other Equity Investor Limited Guarantee" and collectively with the Equity Investor Limited Guarantee and all Other Equity Investor Limited Guarantees, the "Limited Guarantees") relating to certain of Parent's obligations under the Merger Agreement.  Except as expressly set forth in Section 7(b) hereof, the Company's remedies against the Equity Investor under the Equity Investor Limited Guarantee with respect to any Non-Prohibited Claims shall, and are intended to, be the sole and exclusive direct or indirect remedies available to the Company and its Affiliates against the Equity Investor or any Non-Recourse Party for any liability, loss, damage or recovery of any kind (including special, exemplary, consequential, indirect or punitive damages or damages arising from loss of profits, business opportunities or goodwill, diminution in value or any other losses or damages, whether at law, in equity, in contract, in tort or otherwise) arising under or in connection with any breach of, or liabilities or obligations arising under or in connection with, this letter, the Merger Agreement, the Equity Investor Limited Guarantee (whether willfully, intentionally, unintentionally or otherwise) or of the failure of the transactions contemplated by the Merger Agreement to be consummated for any reason or otherwise in connection with the transactions contemplated hereby or by the Merger Agreement or in respect of any oral representations made or alleged to have been made in connection therewith, including in the event Parent breaches its obligations under the Merger Agreement (whether or not a Parent breach is caused by the breach by the Equity Investor of its obligations under this letter).  Notwithstanding anything to the contrary contained herein or in the Equity Investor Limited Guarantee, under no circumstance shall the Company be permitted or entitled to receive both (a) a grant of specific performance hereunder or under the Merger Agreement to cause the Closing to occur or to cause Parent to enforce this letter and (b) payment of the Parent Termination Fee or any monetary damages.
4. Termination.  The Equity Investor's obligation to fund the Equity Commitment will terminate automatically and immediately upon the earliest to occur of: (a) the discharge of the obligations of the Equity Investor hereunder in connection with the Closing; (b) termination of the Merger Agreement in accordance with its terms; (c) the assertion, directly or indirectly, of any claim, demand, complaint, suit, arbitration, litigation or other Action, or the commencement of any action, suit, proceeding or other Action, in each case, by the Company or any of its Affiliates or Representatives (or any Person claiming by, through or for the benefit of any of the foregoing) against the Equity Investor, Parent or any Non-Recourse Party (as defined below) relating to this letter, any Limited Guarantee, the Merger Agreement or any of the transactions contemplated hereby or thereby (including in respect of any oral representations made or alleged to be made in connection therewith), in each case, other than any claim by the Company (i) against Parent seeking only specific performance against Parent in accordance with the Merger Agreement or pursuant to Section 7(b) hereof with respect to the Equity Investor's obligation to fund its Equity Commitment in accordance with, and solely to the extent permitted under, the terms hereof, (ii) against the Equity Investor solely in accordance with and subject to the terms and conditions of the Equity Investor Limited Guarantee or (iii) seeking specific performance or injunctive relief to enforce the terms of the Mutual Non-Disclosure Agreement between the Company and CC Capital Partners, LLC dated as of May 29, 2018 as amended and restated July 23, 2018 in accordance with the terms thereof (the foregoing clauses (i), (ii) and (iii), the "Non-Prohibited Claims"); (d) any judgment against any of Parent or the Equity Investor with respect to any Non-Prohibited Claim that includes an award for money damages; and (e) the funding by the Equity Investor or any permitted assignee(s) of the Equity Commitment hereunder (or such lesser amount pursuant to the penultimate sentence of Section 1 hereto) in full to Parent.  Upon termination of this letter, the Equity Investor shall not have any further obligations or liabilities hereunder.

5. Assignment; Amendments and Waivers; Entire Agreement.
(a) The rights and obligations under this letter may not be assigned or delegated (whether by operation of law, merger, consolidation or otherwise) by any party hereto without the prior written consent of the other party, and any attempted assignment shall be null and void and of no force or effect.  Notwithstanding the foregoing, the Equity Investor may assign and delegate all or a portion of its obligations to fund the Equity Commitment to one or more co-investment vehicles or investment funds that is sponsored, managed, advised or controlled by an Affiliate of the Equity Investor; provided, however, that no such assignment shall relieve the Equity Investor of its obligations hereunder (including its obligation to fund its full Equity Commitment hereunder) and Parent shall be entitled to pursue all rights and remedies against the Equity Investor subject to the terms and conditions hereof.
(b) This letter may not be amended, and no provision hereof waived or modified, except by an instrument signed by each of the parties hereto; provided, that no amendment or modification of this letter shall adversely affect the rights of the Company hereunder without the prior consent of the Company.
(c) Together with the Merger Agreement, the Limited Guarantees, the Other Equity Commitment Letters and the other agreements and instruments contemplated hereby or thereby, this letter constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.
6. No Third Party Beneficiaries.  Except to the extent expressly set forth in Sections 7(a) and 7(b), this letter shall be binding solely on, and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns, and nothing set forth in this letter shall be construed to confer upon or give to any Person, other than the parties hereto and their respective successors and permitted assigns, any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Equity Commitment or any provisions of this letter; provided, however, that (a) Non-Recourse Parties are express, intended third party beneficiaries of Section 7(a) and may rely on and enforce the provisions of Section 7(a) and (b) the Company is an express intended third party beneficiary of Section 7(b) hereto to the extent expressly set forth therein.
7. Limited Recourse; Enforcement.
(a) Notwithstanding anything that may be expressed or implied in this letter or any document or instrument delivered in connection herewith, Parent, by its acceptance of the benefits of the Equity Commitment provided herein, covenants, agrees and acknowledges that no Person other than the Equity Investor shall have any liability, obligation or commitment of any nature, known or unknown, whether due or to become due, absolute, contingent or otherwise, hereunder or in connection with the transactions contemplated hereby and that, notwithstanding that the Equity Investor or any of its permitted assigns may be a partnership or limited liability company, Parent has no remedy or rights of recovery, and no recourse, hereunder or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith or therewith against, or contribution from, any of the Equity Investor's former, current, or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, holders of equity, controlling persons, Affiliates, representatives, assignees or any former, current or future director, officer, employee, agent, general or limited partners, managers, members, stockholders, holder of equity, controlling person, Affiliate, representative or assignee of any of the foregoing (but not including Parent and the Equity Investor, a "Non-Recourse Party" and together, the "Non-Recourse Parties"), whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim (whether at law or equity or in tort, contract or otherwise) by or on behalf of Parent against the Equity Investor or against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, or otherwise, it being agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party for any obligations or commitments of the Equity Investor or any of its successors or permitted assigns under this letter, under the Merger Agreement or under any documents or instrument delivered in connection herewith or therewith, in respect of any transaction contemplated hereby or thereby, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent's or Merger Sub's breach is caused by Equity Investor's breach of its obligations hereunder, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether at law or equity or in tort, contract or otherwise) based on, in respect of, or by reason of such obligations or their creation.

(b) Subject to the proviso in Section 6, this letter may be enforced only by Parent, and none of Parent's direct or indirect creditors nor any other Person that is not a party to this letter shall have any right to enforce this letter or to cause Parent to enforce this letter; provided, however, that notwithstanding anything in this letter to the contrary and subject to the terms and conditions of the Merger Agreement, including without limitation, Section 9.6(b) thereof, the Company (solely to the extent set forth in this proviso) is hereby made an express, intended third party beneficiary of the rights granted to Parent hereby solely for the purpose of seeking through an action of specific performance the enforcement of Parent's right to cause the Equity Investor to fund the Equity Commitment hereunder if and only if the Company is entitled to specific performance in accordance with Section 9.6(b) of the Merger Agreement (and subject to the terms and conditions hereof) and for no other purpose (including, without limitation, any claim for monetary damages hereunder or under the Merger Agreement). Notwithstanding the foregoing, in no event shall this letter be enforced by any Person unless each of the Other Equity Commitments is being concurrently enforced by such Person.
8. Representations and Warranties.  The Equity Investor hereby represents and warrants to Parent that:
(a) the execution, delivery and performance of this letter by the Equity Investor have been duly authorized by all necessary action and do not contravene any provision of the Equity Investor's charter, partnership agreement, operating agreement or similar organizational documents or any applicable Law or contractual restriction binding on the Equity Investor or its assets;
(b) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this letter by the Equity Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this letter;
(c) this letter constitutes a legal, valid and binding obligation of the Equity Investor enforceable against the Equity Investor in accordance with its terms, subject to (x) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Laws affecting creditors' rights generally, and (y) general equitable principles (whether considered in a proceeding in equity or at law); and
(d) the Equity Investor has the financial capacity necessary to fulfill its Equity Commitment for so long as this letter shall remain in effect in accordance with Section 4 hereof.
9. Confidentiality.  This letter shall be treated as confidential and is being provided to Parent solely in connection with the transactions contemplated by the Merger Agreement.  This letter may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the Equity Investor; provided, that no such written consent shall be required for disclosures by Parent to (i) the Company and the Other Equity Investors so long as the Company and the Other Equity Investors, as the case may be, agree to keep such information confidential on terms substantially as restrictive as the terms contained in this Section 9 or (ii) its Affiliates and Representatives who agree to keep such information confidential on terms substantially as restrictive as the terms contained in this Section 9; provided, further, that any party hereto may disclose the existence or content of this letter to the extent required by any applicable Law or the rules of any self-regulatory organization or securities exchange.

10. Governing Law; Jurisdiction; Waiver of Jury Trial.
(a) THIS LETTER SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.  The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such Court of Chancery shall lack subject matter jurisdiction, the federal courts of the United States of America located in the County of New Castle, Delaware, solely in respect of the interpretation and enforcement of the provisions of (and any claim or cause of action arising under or relating to) this letter and of the documents referred to in this letter, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this letter or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such courts.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.7 of the Merger Agreement or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER  (INCLUDING THE FINANCING).  EACH PARTY HEREBY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10(b).
11. Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this letter.
12. Counterparts; Effectiveness.  This letter may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart.  The delivery by facsimile or by electronic delivery in PDF format of this letter with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein.  All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this letter.
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Very truly yours,

EQUITY INVESTOR:

[INSERT NAME OF EQUITY INVESTOR]

By: ____________________________
Name:
Title:
Accepted and acknowledged
as of the date first written above:

PARENT:

[PARENT]

By: ____________________________
Name:
Title:

FORM OF INTERIM INVESTORS AGREEMENT
This INTERIM INVESTORS AGREEMENT (this "Agreement") is made as of August 8, 2018 by and among Star Parent, L.P., a Delaware limited partnership ("Parent"), CF Capital Holdings, LLC, a Delaware limited liability company ("CC"), Bilcar, LLC, a Delaware limited liability company ("Foley", and together with CC, the "Originating Sponsors", and through their jointly owned vehicle CF Capital Growth, LLC ("CF Capital Growth"), Thomas H. Lee Equity Fund VIII, L.P., a Delaware limited partnership, Thomas H. Lee Parallel Fund VIII, L.P., a Delaware limited partnership, and THL Executive Fund VIII, L.P., a Delaware limited partnership (collectively, "THL", and together with the Originating Sponsors (and CF Capital Growth acting on behalf of CC and Foley), the "Lead Sponsors", in each case solely in their capacity as such, and not as an Investor) and the parties appearing on the signature pages hereto under the heading "Investors" (each such party, an "Investor", and collectively the "Investors") and the other parties who join in this Agreement as an "Investor" under circumstances contemplated by and in accordance with this Agreement.
RECITALS
1. On the date hereof, [STAR], a Delaware corporation (the "Company"), Parent and Star Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub") have executed an Agreement and Plan of Merger (as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and this Agreement, the "Merger Agreement") pursuant to which Parent has agreed to acquire the Company pursuant to a merger of Merger Sub with and into the Company, with the Company being the surviving corporation, in exchange for the payment by Parent of the aggregate Per Share Merger Consideration payable in respect of the shares of the Company's common stock and Company options, restricted stock units and other outstanding equity in accordance with the Merger Agreement.  A true and complete copy of the Merger Agreement as of the date hereof is attached hereto as Annex A.
2. Each of the Investors has, on the date hereof, executed a letter agreement in favor of Parent in which such Investor has agreed, subject to the terms and conditions set forth therein, to make a cash equity investment in Parent at the Closing (each, an "Equity Commitment Letter"). True and complete copies of the Equity Commitment Letters as of the date hereof are attached hereto as Annex B.
3. Each of the Investors has, on the date hereof, executed a limited guarantee in favor of the Company in which each Investor has agreed, subject to the terms and conditions set forth therein, to guarantee certain obligations of Parent (each, a "Limited Guarantee").  True and complete copies of the Limited Guarantees as of the date hereof are attached hereto as Annex C.
4. The Investors and Parent wish to agree to certain terms and conditions that will govern certain actions of Parent and the relationship among the Investors with respect to the Merger Agreement, the Equity Commitment Letters and the Limited Guarantees, and the transactions contemplated by each.

AGREEMENT
Therefore, Parent and each Investor hereby agree as follows:

1. EFFECTIVENESS; DEFINITIONS; ACTIONS.
1.1. Effectiveness.  This Agreement is effective on the date hereof and shall terminate (except with respect to Sections 1.1 (Effectiveness), 1.2 (Definitions), 2.9 (Expense Sharing Provisions), 2.10.1-2.10.3 (Representations and Warranties), 2.12 (Exclusivity) (solely with respect to any Failing Investor), 2.14 (Contribution With Respect to Limited Guarantees), 2.15 (Indemnification), 2.16 (Company Payments), 3 (Definitions) and 4 (Miscellaneous) and the proviso in Section 2.2.2 (Actions with respect to Financing), all of which shall survive the termination of this Agreement in accordance with the terms hereof) upon the earliest to occur of (a) the closing of the Transactions (the "Closing") and (b) the termination of the Merger Agreement in accordance with its terms; provided, that any liability for failure to comply with the terms of this Agreement prior to its termination shall survive such termination. Definitions.  Capitalized terms used in this Agreement shall have the meanings given to them in this Agreement or, if not defined herein, in the Merger Agreement.  As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."  The section headings of this Agreement are included for reference purposes only and shall not affect the construction or interpretation of any of the provisions of this Agreement.  In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by Parent and the Investors, and no presumption or burden of proof shall arise, or rule of strict construction applied, favoring or disfavoring Parent and/or any Investor by virtue of the authorship of any of the provisions of this Agreement.
1.2. Actions by the Lead Sponsors.  All actions, decisions, consents, rights to enforce or other acts or omissions to be taken by the Lead Sponsors hereunder shall be validly taken hereunder only with the consent of two of the following Lead Sponsors:  (i) CC, (ii) Foley and (iii) THL, as determined among the Lead Sponsors in their sole discretion In no event shall any Investor have the right to claim that any action taken by CC, Foley or THL hereunder was not taken in accordance with the foregoing provisions of this Section 1.3.
2. AGREEMENTS AMONG THE INVESTORS.
2.1. Actions Under the Merger Agreement.  Subject to Section 2.6 below, the Lead Sponsors may cause Parent to take any action or refrain from taking any action in order for Parent to comply with its obligations, satisfy the closing conditions or exercise its rights under the Merger Agreement, including, without limitation, (a) determining that the conditions to closing specified in Sections 7.1 and 7.2 of the Merger Agreement (the "Closing Conditions") have been satisfied, (b) enforcing or waiving compliance with any agreements with the Company, (c) waiving satisfaction of any Closing Condition, (d) determining to consummate the Transactions, (e) determining whether to exercise rights pursuant to Section 6.2 and/or Section 6.4 of the Merger Agreement and (f) amending, supplementing or modifying the Merger Agreement; provided, that the Lead Sponsors shall not permit Parent to and shall cause Parent not to amend, supplement or modify the Merger Agreement in a way that has an adverse impact on any Investor (in its capacity as an Investor) that is materially and disproportionately more adverse than the impact it has on any other Investor (in its capacity as an Investor) without such first Investor's prior written consent.  Parent shall not, and the Lead Sponsors shall cause Parent not to, determine that the Closing Conditions have been satisfied, waive compliance with any agreements contained in the Merger Agreement and the Closing Conditions, amend, supplement or modify the Merger Agreement or determine to consummate the Transactions, or take any other action with respect to the Merger Agreement unless, in each case, such action has been approved in writing by the Lead Sponsors.  Subject to Section 2.6 below (as applicable), Parent, by action of the Lead Sponsors, may terminate the participation in the Transactions of any (i) Investor that does not fund its Commitment in accordance with its Equity Commitment Letter or that asserts in writing its unwillingness to fund its Commitment in accordance with its Equity Commitment Letter, (ii) Investor that is, or that is an Affiliate of, a Preferred Investor, if any, in each case, that does not fund the Commitment (as defined in such Preferred Investor's Preferred Commitment Letter) in accordance with such Preferred Investor's Preferred Commitment Letter or that asserts in writing its unwillingness to fund the Commitment in accordance with such Preferred Investor's Preferred Commitment Letter or (iii) Investor as described in, and in accordance with, Section 2.2.2 or Section 2.13.7 (any such Investor described in clauses (i)-(iii), a "Failing Investor" and such breach or failure or unwillingness to fund, a "Breach") by notice in writing to such Investor; provided, that such actions shall not affect Parent's or any other Investor's (as applicable) rights (x) in the case of clause (i) above, against such Investor under its Equity Commitment Letter and under Sections 2.5, 4.3 and 4.4 hereof with respect to such failure to fund, (y) in the case of clause (ii) above, against such Preferred Investor under its Preferred Commitment Letter with respect to such failure to fund or (z) in the case of any of clauses (i)-(iii) above, exercising such remedies provided for under this Agreement or that may be available to the parties in connection with such Breach.  Notwithstanding any of the provisions hereof to the contrary, the Originating Sponsors (acting together) may replace any Failing Investor's Commitment in their discretion by notice in writing to such Failing Investor so long as the Lead Sponsors and Parent comply with Section 2.7 hereof.  The Lead Sponsors shall notify each of the other Investors in the event of the replacement of a Failing Investor's Commitment (including the identity of the Investor replacing the Failing Investor).

2.2. Actions with respect to Financing.
2.2.1. Subject to Section 2.6 below, as among the Investors and Parent, the Lead Sponsors shall have sole authority to direct Parent's efforts on or prior to the Closing Date with respect to the Financing, including Parent's efforts to (a) negotiate, enter into and borrow under definitive agreements relating to the Financing required to consummate the Transactions and (b) arrange for, market and negotiate and enter into definitive agreements relating to the Financing, including agreeing to the financial terms of such debt or preferred securities, in each such case, on terms consistent with the Debt Commitment Letter and the Preferred Commitment Letter and/or on such additional or modified terms as the Lead Sponsors approve.  A true and complete copy of the Debt Commitment Letter as of the date hereof is attached hereto as Annex D, and a true and complete copy of the Preferred Commitment Letter as of the date hereof is attached hereto as Annex E.
2.2.2. Notwithstanding anything to the contrary set forth in Section 2.9, each Investor hereby agrees to pay in cash or provide a letter of credit or other credit support permitted under the documents and agreements relating to the Financing (including documents and agreements relating to any escrow arrangements in connection therewith) within ten (10) Business Days of a request from the Lead Sponsors in an amount equal to its pro rata share (based on each Investor's Commitment relative to all of the Commitments of the Investors) of any fees, expenses, interest or other amounts incurred in connection with or required to be funded in connection with the issuance and/or deposit of any Financing into escrow prior to the Closing, including, without limitation, the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by the Originating Sponsors in connection with the negotiation, execution and delivery of the documents and agreements relating to the Financing (collectively, the "Financing Expenses"); provided, that in the event the Transactions are consummated, the Company will promptly reimburse each Investor for the amount of such Financing Expenses paid by such Investor prior to the Closing. If any Investor does not fund its pro rata portion of any Financing Expenses in accordance with this Section 2.2.2 or asserts in writing its unwillingness to fund its pro rata portion of any Financing Expenses in accordance with this Section 2.2.2, such Investor shall be deemed a Failing Investor under this Agreement and the other parties hereto shall be entitled to seek the remedies provided for under this Agreement against such Failing Investor as if such Investor had failed to fund or asserted in writing its unwillingness to fund its Commitment.
2.3. Management Arrangements.  The Lead Sponsors may cause Parent (or one of its wholly owned subsidiaries) and/or the Company to negotiate and enter into definitive agreements at the Closing with certain members of management of the Company with respect to the terms of management's employment, compensation, and equity incentives on such terms as the Lead Sponsors may approve, subject to the rights of the other Investors set forth in the Term Sheet (as defined below).
2.4. Intentionally Omitted.
2.5. Equity Commitments.
2.5.1. Each Investor hereby affirms and agrees that it is bound by the provisions set forth in the Equity Commitment Letter with respect to its Commitment and that, as among the Investors and Parent, Parent shall be entitled to enforce each Commitment only if, when and to the extent (i) directed by the Lead Sponsors (provided, that the Lead Sponsors shall not direct Parent to enforce its rights with respect to any Commitment until the Closing Conditions have been satisfied or validly waived as permitted hereunder) or (ii) the Company is permitted to enforce the provisions of the Equity Commitment Letters under the specific circumstances and as specifically set forth therein and in Section 9.6(b) of the Merger Agreement and does in fact so cause Parent to enforce such provisions. Parent shall have no right to enforce any Commitment unless acting at the direction of the Lead Sponsors as set forth above, and no Investor (in its capacity as such) shall have any right to enforce any Commitment except the Lead Sponsors acting through Parent.  Parent shall only enforce the Equity Commitment Letters ratably among the Investors party thereto.  Notwithstanding anything to the contrary in this Section 2.5, if the Lead Sponsors determine that Parent does not require all of the Commitments in order to satisfy its obligations in full under the Merger Agreement and to consummate the Transactions, then the Lead Sponsor may cause Parent to reduce the aggregate amount of Commitments funded and or retained (as applicable) at the Closing to such extent, with any such reduction to be applied to each Investor, by reducing the Commitment of each Investor (including the Lead Sponsors) pro rata (in accordance with each such Investor's Commitment relative to the Commitments of the other Investors determined without giving effect to such reduction), and each Investor hereby irrevocably agrees to any such reduction.

2.5.2. All common interests of Parent issued by Parent to effect the Closing (excluding any equity securities issued to management of the Company, or to a holding company formed for the purpose of holding equity securities on behalf of management of the Company, if any) shall be issued to, or retained by, as applicable, the Investors in proportion to their respective Commitments, and each Investor shall purchase or retain, as applicable, common interests of Parent to effect the Closing, subject to the terms of its Equity Commitment Letter and subject to the terms of this Agreement.
2.5.3. Except as provided in Sections 2.6, 2.7, 2.14, 2.15 and 4.9 hereof, prior to the Closing, without the consent of the Originating Sponsors, no Investor shall transfer or assign any of its Commitment or transfer any interest in Parent, as applicable, other than to its Permitted Transferees; provided, that (i) each such transferee shall agree in writing to be subject to the provisions of this Agreement applicable to the transferring Investor and (ii) no such transfer will relieve the transferring Investor of its obligations hereunder or under its Limited Guarantee or its Equity Commitment Letter with respect to its Commitment or other obligations hereunder or thereunder.

2.6. Non-Consenting Investors.  During the term of this Agreement, except as set forth in this Section 2.6, no Investor shall have the right to withdraw, modify or otherwise terminate its Commitment except as may be set forth in such Investor's Equity Commitment Letter. Notwithstanding anything to the contrary in this Agreement, Parent shall not, and the Lead Sponsor shall cause Parent not to, modify, supplement or amend the Merger Agreement so as to increase or modify the form of the Purchase Price or increase the obligations under the Limited Guarantees or the Equity Commitment Letters unless (a) the Lead Sponsors approve any such matter and (b) the participation in the Transactions of any Investor that does not consent to such matter (each, a "Non-Consenting Investor") is terminated by written notice to such Non-Consenting Investor in accordance with the following.  For a termination of a Non-Consenting Investor's participation in the Transactions to be a valid basis for the Lead Sponsors to proceed with, or take any action or enter into any agreement (or, in each such case, to permit Parent to do so) with respect to, any of the matters described in the previous sentence, each Non-Consenting Investor must have received:  (i) a full and unconditional release of its obligations and liability under this Agreement (other than its obligations under Section 2.9 and liability arising from its failure to comply with this Agreement prior to the date of such release, if any), its Commitment under its Equity Commitment Letter and its Limited Guarantee from the Company, and each other Investor or (ii) a written assignment agreement mutually satisfactory to each Non-Consenting Investor and the Lead Sponsors entered into by another Investor and/or one or more third parties assigning such Non-Consenting Investor's obligations and liabilities that would have been covered by such full and unconditional release described in clause (i) (including under this Agreement, its Equity Commitment Letter and its Limited Guarantee) and indemnification protection from a creditworthy counterparty mutually satisfactory to each Non-Consenting Investor and the Lead Sponsors covering the obligations and liability that would have been covered by such full and unconditional release described in clause (i) (the foregoing clauses (i) and (ii) are referred to herein as the "Specified Criteria").  In the event a Non-Consenting Investor's participation in the Transactions is terminated in accordance with the foregoing, subject to satisfying the Specified Criteria, the Lead Sponsors shall be entitled to increase the Commitments of the Investors in accordance with the following priority:  (A) the Investors (other than the Non-Consenting Investor) shall be entitled to increase their Commitments in proportion to their respective Commitments at the time of such termination, (B) if less than all of the Non-Consenting Investors' Commitments are assumed by the other Investors in accordance with the foregoing, the Originating Sponsors may allocate all or a portion of the remaining portion of any such Commitment to those Investors who wish to increase their Commitments further, and allocations pursuant to this sentence shall be made in proportion to the then-existing Commitments of the Investors wishing to increase their Commitments, subject, however, to the maximum amount of increase specified by each Investor, (C) the foregoing procedures shall be continued until each Non-Consenting Investor's Commitment is fully assumed by the other Investors or until such Investors express no further interest in further increasing their Commitments and (D) if less than all of the Non-Consenting Investors' Commitments are assumed by the other Investors in accordance with the foregoing (collectively, the "Unassumed Commitments"), the Originating Sponsors may select any number of additional Persons to assume the Unassumed Commitments so long as each such Person joins in this Agreement as an Investor pursuant to a written instrument by which such Person agrees to be bound by the provisions of this Agreement applicable to the Investors.  To the extent there are any Unassumed Commitments, the Lead Sponsors may also elect to organize a different form of financing to replace such amount of Unassumed Commitments, solely to the extent the Specified Criteria are met.

2.7. Failing Investors.  With respect to any Failing Investors, the Lead Sponsors (acting through Parent) shall have the right (but not the obligation) to terminate such Failing Investor's participation in the transactions contemplated by the Merger Agreement and such Failing Investor's Equity Commitment Letter (which shall not constitute a termination of the Failing Investor's Equity Commitment Letter and/or Limited Guarantee for purposes thereof) by assigning the Failing Investor's participation rights to another Investor and/or one or more third parties, in each such case, subject to the same priority allocations as set forth in Section 2.6 with respect to reallocating the participation rights of Non-Consenting Investors, subject to the consent of such assignee; provided, that any assignee of the Failing Investor's participation rights pursuant to this sentence shall assume (in a written agreement with the Failing Investor that is reasonably acceptable to the Lead Sponsors) the Failing Investor's obligations under its Limited Guarantee, its Equity Commitment Letter and (without limitation of the provisions of this Agreement which survive the Failing Investor's termination as set forth in the immediately following sentence) this Agreement.  In connection with the completion of such assignment, the Failing Investor and the other Investors shall cooperate in such reasonable arrangements to permit Parent and the other Investors to proceed with the Transactions and to terminate any liability or obligation of the Failing Investor under this Agreement (other than as specifically set forth in Sections 2.9, 2.14, 2.15, 4.3, 4.9, 4.10, 4.11 and 4.12, and with respect to breaches of this Agreement by the Failing Investor prior to the date of the completion of such arrangements).  For avoidance of doubt, in the event of a Failing Investor, all other Investors shall remain bound by this Agreement, and the Failing Investor shall remain bound to the extent set forth herein.
2.8. Notice of Closing; Other Notices.  Parent shall use commercially reasonable efforts to provide each Investor with not less than five (5) Business Days' prior written notice of the Closing Date under the Merger Agreement; provided, that the failure to provide such notice shall not relieve any Investor of its obligations under this Agreement, including Section 2.5, or its Equity Commitment Letter.  Any notices or correspondence received by Parent under, in connection with, or related to the Merger Agreement shall be promptly provided to each Investor at the address set forth under its signature to this Agreement.
2.9. Expense Sharing Provisions.  In the event the Transactions are consummated, Parent will cause the Company to reimburse all reasonable, out-of-pocket expenses of Parent and the Investors (including the Lead Sponsors) incurred in conducting diligence, the negotiation, execution and delivery and performance of the Merger Agreement, the Equity Commitment Letters, the Limited Guarantees, the Partnership Agreement and otherwise in connection with the Transactions including, without limitation, filing fees (including fees payable pursuant to Section 2.13) and fees and expenses of consultants, lawyers, tax and accounting advisors but not financial advisors other than any financial advisor engaged by the Originating Sponsors (or on their behalf) in connection with the Transactions (collectively, the "Transaction Expenses"). In the event of a termination of the Merger Agreement, then subject to Sections 2.6, 2.7, 2.14, 2.15 and 4.3, each Investor (including any Non-Consenting Investor and any Failing Investors) shall bear its pro rata share (in accordance with its Commitment relative to the Commitments of the other Investors) of all of such Transaction Expenses and Financing Expenses (and reimburse the Lead Sponsors or their relevant Affiliates to the extent paid).  Notwithstanding the foregoing, a Non-Consenting Investor will only be responsible for its proportionate share of Transaction Expenses and Financing Expenses incurred prior to such Investor becoming a Non-Consenting Investor. Notwithstanding anything to the contrary herein, each Investor shall, at the direction of the Lead Sponsors at any time prior to the Closing or termination of the Merger Agreement, but with ten (10) Business Days' prior written notice, pay to or on behalf of the Parent or the Lead Sponsors its pro rata share (in accordance with its Commitment relative to the Commitments of the other Investors) of any Transaction Expenses or Financing Expenses payable at such time.
2.10. Representations, Warranties and Covenants of Each Investor.  Each Investor hereby represents and warrants, severally and not jointly, as of the date hereof and as of the Closing Date, that:

2.10.1. (i) such Investor has, and at the Closing will have, financial capacity and/or sufficient cash or other sources of immediately available funds (or the right to call such funds) to fulfill such Investor's Commitment in accordance with the terms and subject to the conditions set forth herein; (ii) the execution, delivery and performance of this Agreement have been duly authorized by all necessary action and do not contravene any provision of such Investor's charter, partnership agreement, operating agreement or similar organizational documents or any Law or contractual restriction binding on such Investor or its assets; (iii) all consents, approvals, authorizations, permits of, filings or registrations with, actions by, and notifications or reports to, any Governmental Entity required to be obtained in connection with the execution, delivery and performance of this Agreement, the Equity Commitment Letter and Limited Guarantee by such Investor have been obtained or made and all conditions thereof have been duly complied with, and no other consents, approvals, authorizations, permits of, filings or registrations with and notifications or reports to, any Governmental Entity or action by any Governmental Entity is required in connection with the execution, delivery or performance of this Agreement , the Equity Commitment Letters and Limited Guarantees; and (iv) this Agreement constitutes a legal, valid and binding obligation of such Investor enforceable against such Investor in accordance with its terms, subject to (1) applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors' rights and remedies generally, and (2) as to enforceability, to general principles of equity (regardless of whether enforcement is sought in an action at law or in equity).
2.10.2. Such Investor has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of acquiring interests in Parent, including the risk that such Investor could lose the entire value of such interests, and has so evaluated the merits and risks of such purchase.  Such Investor has been given access to the kind of information and the documents concerning Parent and the Company, and to ask questions of, and to receive answers from, Parent regarding Parent, the Company and their respective subsidiaries (in each case, to the extent Parent possesses such information).  Such Investor has received all information which it believes to be necessary in order to reach an informed decision as to the advisability of acquiring interests in Parent and has had answered to the Investor's reasonable satisfaction any and all questions regarding such information.  Such Investor has made such independent investigation of Parent, the Company, each of their management, and related matters as such Investor deems to be necessary or advisable in connection with the acquisition of interests in Parent, and is able to bear the economic and financial risk of acquiring such interests (including the risk that such Investor could lose the entire value of such interests). Such Investor did not make a decision to acquire interests in Parent as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, any seminar or meeting, or any general solicitation of a subscription of such interests by a person not previously known to such Investor. Such Investor acknowledges that neither Parent nor any of its Affiliates (nor the Lead Sponsor) has rendered or will render any securities valuation advice or other advice to such Investor, and such Investor is not agreeing to purchase interests in Parent in reliance upon, or with the expectation of, any such advice.
2.10.3. Except for customary confidentiality agreements entered into by and among any portfolio company affiliated with an Investor and the Company or its Affiliates and any agreement, arrangement or understanding (other than agreements or arrangements between or among any equityholders of any Lead Sponsor (or its Affiliates)) entered into by such Investor with any other Investor or such other Investor's Affiliates that has been disclosed to the Lead Sponsors and the Investors in writing prior to the date hereof, no Investor has entered or shall have entered into any agreement, arrangement or understanding with any of the Company or any Affiliate thereof, any other Investor or any other potential investor, acquiror or group of potential investors or acquirors with respect to the Transactions or to acquire any material portion of the assets of the Company or any of its subsidiaries other than this Agreement, the Equity Commitment Letters and the Limited Guarantees, and amendments thereto that are permitted by the terms hereof and thereof.  Notwithstanding anything in this Section 2.10.3 to the contrary, each of the Investors acknowledges and agrees that this Section 2.10.3 shall not apply to arrangements between or among any equityholders of the Lead Sponsor or the Originating Investors.

2.10.4. Except as disclosed in writing to the Lead Sponsor prior to the date hereof, no Investor beneficially owns any debt or equity securities in the Company (including Shares), including, without limitation, for purposes of Section 203 of the Delaware General Corporation Law.
2.10.5. Each Investor specifically understands and agrees that no other Investor (including any Lead Sponsor, as applicable) nor Parent has made or will make any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby, and each Investor explicitly disclaims any warranty, express or implied, with respect to such matters.  In addition, each Investor specifically acknowledges, represents and warrants that it is not relying on any other Investor (including Lead Sponsor, as applicable) or Parent (a) for its due diligence concerning, or evaluation of, Parent, the Company or its assets or businesses, (b) for its decision with respect to making any investment contemplated hereby or (c) with respect to tax and other economic considerations involved in such investment.
2.10.6. Subject to the other terms of this Agreement that expressly limit an Investor's obligations to proceed to the Closing, each Investor shall assist and cooperate in all commercially reasonable respects with the other parties hereto to consummate and make effective the Transactions.
2.10.7.
(i) Such Investor has not obtained or induced directly or indirectly through any person and will not attempt to so obtain or induce the procurement of this Agreement or any contract, consent, approval, right, interest, privilege or other obligation or benefit related to this Agreement or a favorable relationship with each other party through any corrupt or illegal business practice;  and
(ii) Such Investor has not given or agreed to give and shall not give or agree to give to any person, either directly or indirectly, any placement fee, introductory fee, arrangement fee, finder's fee or any other fee, compensation, monetary benefit or any other benefit, gift, commission, gratuity, bribe or kickback, whether described as a consultation fee or otherwise ("Fees"), with the object of obtaining or inducing the procurement of this Agreement or any contract, right, interest, privilege or other obligation or benefit related to this Agreement, except as may be set out in a separate schedule to this Agreement.  For the avoidance of doubt, Fees shall exclude: (a) any payments that are legitimate in the normal course of business between each party hereto pursuant to this Agreement, (b) items, including refreshments, of an inconsequential or immaterial cost or value and (c) the regular and customary compensation and benefits received by either party's employees in the ordinary course of business and consistent with past practice.
2.11. Representations and Warranties of Parent and the Lead Sponsors.
2.11.1. Parent hereby represents and warrants as of the date hereof and as of the Closing Date, that (i) the execution, delivery and performance of this Agreement have been duly authorized by all necessary action and do not contravene any provision of Parent's partnership agreement, operating agreement or similar organizational documents or any Law or contractual restriction binding on such party or its assets; (ii) all consents, approvals, authorizations, permits of, filings or registrations with, actions by, and notifications or reports to, any Governmental Entity required to be obtained in connection with the execution, delivery and performance of this Agreement by Parent and the consummation of the Merger and the other Transactions contemplated by the Merger Agreement (other than those contemplated by the Merger Agreement as having not been obtained as of the date hereof) have been obtained or made and all conditions thereof have been duly complied with, and no other consents, approvals, authorizations, permits of, filings or registrations with and notifications or reports to, any Governmental Entity or action by ay Governmental Entity is required in connection with the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated the Merger Agreement; and (iii) this Agreement constitutes a legal, valid and binding obligation of Parent enforceable against such party in accordance with its terms, subject to (1) applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors' rights and remedies generally, and (2) as to enforceability, to general principles of equity (regardless of whether enforcement is sought in an action at law or in equity).

2.11.2. The Lead Sponsors hereby represent and warrant as of the date hereof and as of the Closing Date, that no Lead Sponsor beneficially owns any debt or equity securities in the Company (including Shares), including, without limitation, for purposes of Section 203 of the Delaware General Corporation Law. [Note: Rep aligned to Investor Rep.] .
2.12. Exclusivity; Standstill.  Other than transfers and assignments of Commitments that are made in accordance with this Agreement (or passive existing limited partnership investments of such Investor in funds or investment vehicles managed by a third party (and not an Affiliate of the Investor)), no Investor shall enter into any agreement, arrangement or understanding with any other potential investor or acquiror or group of investors or acquirors or the Company or any of their respective representatives or Affiliates with respect to the subject matter of this Agreement or the Merger Agreement or any other similar transaction involving the Company or any of its subsidiaries (including any transaction that involves a material portion of the assets of the Company or any of its subsidiaries) without the prior written approval of the Lead Sponsors.  This Section 2.12 shall continue to apply to each Failing Investor for a period of two years following the date that it becomes a Failing Investor; provided, that this Section 2.12 shall not apply to agreements, arrangements, understandings or discussions between an Investor and its Permitted Transferees.  From the date hereof, no Investor or Lead Sponsor or any controlled Affiliate of a Lead Sponsor shall acquire, propose to acquire, or take any action to acquire (other than as set forth herein and in the Merger Agreement), any debt or equity securities or assets of the Company or its Securities and shall otherwise comply with all of the restrictions set forth in Section 13 of the confidentiality agreement between an Affiliate of a Lead Sponsor and the Company; provided, that, notwithstanding anything to the contrary in such confidentiality agreement, in no event shall the Investors be required to cause their Affiliates to comply with such restrictions.
2.13. Efforts; No Inconsistent Action.
2.13.1. Each Investor shall use creasonable best efforts to cooperate with, and provide reasonable assistance to, Parent, Merger Sub and the other Investors, as reasonably requested by the Lead Sponsor, in order to facilitate the consummation of the Merger and the transactions contemplated hereby, including using commercially reasonable efforts to supply Parent, Merger Sub and the other Investors with such information concerning itself and its Affiliates as may be reasonably necessary (as is in such Investor's possession or reasonably available to such Investor) in connection therewith and taking such actions required of such Investor under this Agreement, its Equity Commitment Letter and Limited Guarantee as are necessary in order to give effect to the transactions contemplated hereunder and thereunder so that Parent can comply with its obligations under the Merger Agreement.  Each of the Investors hereby agrees that all filings, appearances, submissions, presentations, briefs and proposals made or submitted by or on behalf of such Investor before any Governmental Entity in connection with the matters contemplated in this paragraph (b) shall be controlled by the Lead Sponsor; provided, that any disclosures or provisions of information by any Investor may be made on a counsel-only basis as appropriate to protect confidential business information.
2.13.2. Each Investor, on the one hand, and Parent and Merger Sub, on the other hand shall keep each other apprised of the status of matters relating to such Investor in connection with the transactions contemplated hereby and by the Merger Agreement.  If any Investor, Parent or Merger Sub receives notices or communications from any third party and/or Governmental Entity that relate to any other Investor, then such Investor, Parent or Merger Sub, as applicable, shall promptly furnish such other Investor with copies of such notices or other communications.  In connection with any proposed notifications or filings and any written communications or submissions made by Parent or Merger Sub to any Governmental Entity and relating to any Investor, Parent and Merger Sub shall permit such Investor and its counsel reasonable opportunity to review in advance and comment on any such notification, filing, written communication or submission, and shall (i) incorporate in such notification, filing, written communication or submission all comments of such Investor with respect to any portion of such notification, filing, written communication or submission to the extent it pertains to such Investor, and (ii) shall in good faith consider all other comments of such Investor with respect to any other portion of such notification, filing, written communication or submission.

2.13.3. Notwithstanding anything in this Section 2.13 to the contrary, (i) no Investor shall be obligated to take any actions contemplated by this Section 2.13 in respect of any Portfolio Company and the failure to do so shall not be deemed a breach of this Agreement, (ii) no Investor shall be obligated to cause any of its Portfolio Companies to take any actions contemplated by this Section 2.13 and the failure to do so shall not be deemed a breach of this Agreement and (iii) no Investor shall be obligated to divest, dispose of or any take any similar actions with respect to any assets of such Investor or any of its Affiliates.
2.13.4. If any Governmental Entity asserts any objections under any Foreign Investment and Antitrust Law with respect to the Transactions as to the activities or investments of an Investor and such Investor is unwilling or unable to take the actions required by such Governmental Entity to resolve such objections, the Lead Sponsor shall have the right, but not the obligation, to direct such Investor (each such affected Investor, the "Affected Investor") to assign all of its rights and obligations under this Agreement, its Limited Guarantee and its  Equity Commitment Letter with respect to all (but not less than all) of its Commitment to a creditworthy Person selected by the Lead Sponsor and reasonably acceptable to such Affected Investor; provided, that such Person agrees in writing to be bound by the terms and conditions of, and to assume (and indemnify, defend and hold the Affected Investor harmless from) all of the Affected Investor's liabilities and objections under, this Agreement, its Limited Guarantee and its Equity Commitment Letter, except with respect to breaches thereof by such Affected Investor occurring prior to the date of assignment and assumption.  Following such assignment and assumption, the Affected Investor shall be treated as a Non-Consenting Investor for all purposes under this Agreement. The Lead Sponsor will consult in good faith with the Affected Investor before directing the Affected Investor to take any of the foregoing actions and will use all commercially reasonable efforts to attempt to resolve such objections of the applicable Governmental Entity in good faith.
2.14. Contribution With Respect to Limited Guarantees.  Subject to Sections 2.6 and 2.7, the Investors shall cooperate in defending any claim that the Investors are or any one of them is liable to make payments under the Limited Guarantees, including in the event that all or any portion of the Parent Termination Fee, any expense reimbursement, monetary damages or other payment is required to be paid by Parent and/or any Investor (including as a result of any obligation by Parent to pay such a fee or make such a payment under the Merger Agreement or pursuant to any Limited Guarantee) to the Company (such fees and payments, collectively, the "Reverse Termination Payment"); provided, that no Investor shall be required to commence any legal action in connection therewith.  In the event that a Reverse Termination Payment becomes payable, (i) such Reverse Termination Payment shall be paid by the Investors and (ii) each Investor agrees to contribute to the Reverse Termination Payment amount paid or payable by all of the Investors in respect of the Limited Guarantees, in each of the cases of the foregoing clauses (i) and (ii) in a manner such that each such Investor will have paid an amount equal to the product of the aggregate amount paid or payable under all of the Limited Guarantees multiplied by a fraction of which the numerator is such Investor's Cap (as defined in such Investor's Limited Guarantee) and the denominator of which is the sum of all such Investors' Caps (as defined in their respective Limited Guarantees) (and in the event a Non-Consenting Investor has assigned its obligations hereunder to a third party in accordance with Section 2.6, such assignee shall be responsible for such Non-Consenting Investor's portion of the Reverse Termination Payment to the extent so provided in such assignment). Notwithstanding anything in this Section 2.14 to the contrary, if there is a Failing Investor pursuant to Section 2.7 whose Breach causes the payment of the Reverse Termination Payment, the Reverse Termination Payment (along with any other Indemnifiable Losses) shall be paid 100% by such Failing Investor (unless such Failing Investor's participation rights had previously been assigned in accordance with Section 2.7, and solely to the extent so provided in such assignment); provided, further, that if there is more than one Failing Investor pursuant to Section 2.7, such amounts shall be paid 100% by all such Failing Investors allocated pro rata among such Failing Investors based on their respective Equity Commitments on the date hereof.  It is understood that other than as set forth in the immediately preceding sentence, no Investor shall be obligated to pay an amount pursuant to its own Limited Guarantee and this Section 2.14 that, in the aggregate, exceeds the applicable maximum amount it is obligated to pay pursuant to its own Limited Guarantee unless such Investor is a Failing Investor.

2.15. Indemnification.
2.15.1. Each Investor hereby agrees, on a several and not joint and several basis, to indemnify, defend and hold harmless each Lead Sponsor and its Related Parties (as defined in the applicable Lead Sponsor's Equity Commitment Letter) and any Related Party of any of such Related Parties from and against any and all liabilities, losses, costs, expenses, claims, awards, judgments, settlements, obligations, damages, injuries, taxes, fines, liens, penalties or deficiencies (including amounts paid under such Lead Sponsor's Limited Guarantee), whether in contract, tort or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the foregoing indemnity (collectively, "Losses") resulting from or relating to any claims by the Company, any Investor or any of their respective Affiliates against any Lead Sponsor or any of their respective Non-Recourse Parties (as defined in the applicable Lead Sponsors Equity Commitment Letter) or any Non-Recourse Party of any of such Non-Recourse Parties in connection with the negotiation, execution and delivery, performance of obligations under, breach or alleged breach of the Merger Agreement or any other agreement or document entered into in connection with the Transactions, other than any breaches by the Lead Sponsor of its Equity Commitment Letter, Limited Guarantee or this Agreement, up to a maximum amount for each such Investor equal to each such Investor's pro rata share of such Losses (based on the amount of its Commitment relative to the aggregate amount of all Commitments of the Investors ). It is understood that, except as otherwise as set forth in this Agreement (including Section 2.15.2), no Investor shall be obligated to pay an amount pursuant to its own Limited Guarantee (in the event that the Merger Agreement is terminated or the Closing does not occur when it otherwise would occur pursuant to the Merger Agreement) or the Equity Commitment Letter (in the event that the Closing occurs) and this Section 2.15.1 that, in the aggregate, exceeds the applicable maximum amount it is obligated to pay pursuant to its own Limited Guarantee or Equity Commitment Letter, as applicable.
2.15.2. Each Failing Investor shall indemnify and hold harmless each of Parent, any Investor that is not a Failing Investor, their respective Affiliates, and any direct or indirect equityholder, director, officer, employee, Affiliate, member, manager, general or limited partner, agent, attorney or other representatives of the foregoing (each, an "Indemnified Party") from and against any and all Indemnifiable Losses (as defined below); provided, that if there is more than one Failing Investor pursuant to Section 2.7, the obligations of the Failing Investors shall be several and not joint, with each responsible for its pro rata share of the Indemnifiable Losses based on their respective Equity Commitments on the date hereof.  The term "Indemnifiable Losses" shall mean all losses, liabilities, damages, costs, expenses, penalties, fines and taxes arising out of, attributable to, incurred or suffered due to, a Failing Investor's Breach (whether as a result of (w) the Closing not occurring when it otherwise would occur pursuant to the Merger Agreement, (x) the Closing occurring without the Failing Investor funding its Equity Commitment in full, (y) the termination of the Merger Agreement, or (z) any other reason), including (A) any Reverse Termination Payments, (B) any payments made pursuant to a Limited Guarantee, (C) any Transaction Expenses and Financing Expenses and (D) any costs or expenses incurred in connection with enforcing such Indemnified Party's rights under the Equity Commitment Letter or this Agreement, but in no event shall Indemnifiable Losses include lost profits or punitive damages except to the extent recovered by the Company, its Affiliates or any third party.
2.16. Company Payments.  In the event the Transactions are not consummated, the Closing does not occur and Parent or its Affiliates receives any termination fee, reimbursement of expenses, indemnification for damages or other similar payments from the Company or any of its Affiliates or representatives (collectively, the "Company Payments"), Parent shall (x) first, make adequate provisions for (and pay or reimburse) any costs, expenses and other liabilities which are to be borne by Parent or its Subsidiaries in connection with the Transactions (including Transaction Expenses and Financing Expenses), (y) second, use all remaining amounts of the Company Payments after giving effect to clause (x), if any, to pay or cause to be paid all Transaction Expenses and Financing Expenses of each Investor (including any Non-Consenting Investor but excluding any Failing Investor), and in the event the amount of expenses in this clause (y) is greater than the remaining amount of the Company Payments after giving effect to clause (x), such remaining amount shall be paid to each Investor (including any Non-Consenting Investor but excluding any Failing Investor) pro rata (based on each Investor's Commitment relative to all of the Commitments of the Investors), it being understood that no Investor shall be paid an amount pursuant to this clause (y) that is more than its Transaction Expenses, and (z) third, pay or cause to be paid all remaining amounts of the Company Payments after giving effect to clauses (x) and (y), if any, to each Investor (excluding any Non-Consenting Investor and any Failing Investor) pro rata in proportion to their relative Commitments.

3. DEFINITIONS.  For purposes of this Agreement, the following terms shall have the following meanings; capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement:
"Commitments" shall mean for each Investor, the amount of cash equity set forth in the Equity Commitment Letter delivered by such Investor to Parent on the date hereof, as such amount of cash equity may be amended from time to time as permitted by this Agreement and such Equity Commitment Letter.  The amounts of such commitments on the date hereof are set forth on Schedule I hereto.
"Permitted Transferee" shall mean, in respect of any Investor, (a) if such Investor is an investment fund, any other investment fund or similar co-investment vehicle, the primary investment advisor to which (or controlling party of) is the primary investment advisor to (or controlling party of) such Investor or any affiliated fund of such Investor, (b) with respect to any Investor, any wholly-owned Affiliate of such Investor or (c) with respect to any Lead Sponsor, any Permitted Transferee as set forth in the clauses (a) or (b) of this definition of an equity holder of such Lead Sponsor Investor.
"Portfolio Companies" means, with respect to any Investor, any company in which such Investor or any of its respective investment fund Affiliates have made a direct or indirect equity or debt investment (and vice versa).
"Transactions" shall mean the transactions contemplated by the Merger Agreement and the agreements delivered in connection therewith.
4. MISCELLANEOUS.
4.1. Amendment.  This Agreement may be amended or modified, and the provisions hereof may be waived, only by an agreement in writing signed by all of the Investors and the Lead Sponsors.
4.2. Severability.  In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law.  The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.  Notwithstanding anything in this Section 4.2 to the contrary, the parties intend that the remedies and limitations thereon contained in this Agreement shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party's liability or obligations hereunder.
4.3. Remedies.  The parties hereto agree that, except as provided herein, this Agreement will be enforceable by all available remedies at Law or in equity (including, without limitation, specific performance); provided, that this Agreement may only be enforced against an Investor by Parent, acting at the direction of the Lead Sponsor, subject to Section 2.5.1.  In the event that Parent determines to enforce the provisions of the Commitment under the Merger Agreement or Equity Commitment Letters in accordance with this Agreement or the Company enforces the Equity Commitment Letters in accordance with the terms thereof, and the Lead Sponsor is prepared to cause Parent to consummate the Transactions in accordance with Section 2.1 of this Agreement and to fund its Commitment upon consummation of the Transactions, as evidenced in writing to the other Investors (the Investors who are so prepared, the "Closing Investors"), but there are one or more Failing Investors, the parties hereto agree that Parent, acting at the direction of the Lead Sponsor, shall in addition to the remedies set forth elsewhere in this Agreement with respect to Failing Investors, be entitled to either (a) specific performance of the terms of this Agreement, whether before or after the Closing, together with any costs of enforcement incurred by the Closing Investors in seeking to enforce such remedy against the Failing Investors or (b) payment by the Failing Investors in an amount equal to the out-of-pocket damages incurred by such Closing Investors as a result of such Failing Investors failure to close (including the amount of such Failing Investor's Commitment).  If there are multiple Failing Investors, each Failing Investor's portion of the total obligations hereunder shall be the amount equal to the product of (i) the amounts due from all Failing Investors hereunder, multiplied by (ii) a fraction of which the numerator is the amount or value (as applicable) of such Failing Investor's Commitment and the denominator of which is the sum of all Failing Investors' Commitments.

4.4. No Recourse.  This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the Investors and the Lead Sponsors and none of the Investors' Affiliates or the Investors' or their Affiliates' respective former, current, or future general or limited partners, equityholders, managers, members, directors, officers, Affiliates, employees, agents, representatives or agents or of any partner, member, manager or Affiliate thereof or any former, current, or future general or limited partners, equityholders, managers, members, directors, officers, Affiliates, employees, agents, representatives or agents or of any partner, member, manager or Affiliate of any of the foregoing (each, other than an Investor or Lead Sponsor, "Non-Recourse Party") shall have any liability for any obligations or liabilities of the Investors or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith.  Parent and each Investor further agrees that neither it nor any of its Affiliates shall have any right of recovery, nor shall they assert or threaten to assert, any right of recovery against any Non-Recourse Party, whether by piercing of the corporate veil or by a claim against any such Non-Recourse Party.
4.5. Governing Law; Consent to Jurisdiction.1  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to principles of conflict of laws.  The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the Laws of the State of Delaware and that the Laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required.  Each of the parties hereto:  (a) agrees that this Agreement involves at least US $100,000.00; (b) agrees that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708(a), (c) irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware with respect to all actions and proceedings arising out of or relating to this Agreement and the transactions contemplated hereby; (d) agrees that all claims with respect to any such action or proceeding shall be heard and determined in such courts and agrees not to commence any action or proceeding relating to this Agreement or the transactions contemplated hereby except in such courts; (e) irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding arising out of this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waives the defense of an inconvenient forum; and (f) agrees that a final judgment in any such action or proceeding and from which no appeal can be made shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  The parties hereto agree that any violation of this Section 4.5 shall constitute a material breach of this Agreement and shall constitute irreparable harm.
4.6. WAIVER OF JURY TRIAL.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.
4.7. Exercise of Rights and Remedies.  No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.
4.8. Other Agreements; Assignment.  This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties hereto or any of their Affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms.  Other than as expressly provided herein, this Agreement shall not be assigned without the prior written consent of the parties hereto; provided, that each Investor may assign its rights and obligations hereunder to an Affiliate of such Investor or any other Permitted Transferee of such Investor as set forth herein or in its respective Equity Commitment Letter and/or Limited Guarantee; provided, further, that notwithstanding any such assignment, each Investor shall remain liable to perform all of its obligations hereunder.  Notwithstanding anything in this Section 4.8 to the contrary, each of the Investors acknowledges and agrees that this Section 4.8 shall not apply to arrangements between or among any equityholders of any Lead Sponsor.

4.9. Confidentiality.  Each party hereto agrees to, and shall cause its directors, officers, Affiliates, employees, agents and representatives (collectively, "Representatives") to, keep any information supplied by or on behalf of any of the other parties to this Agreement, confidential ("Confidential Information") and to use, and cause its Representatives to use, the Confidential Information only in connection with the Transactions; provided, however, that the term "Confidential Information" does not include information that (a) is already in such party's possession, provided that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any person, (b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by such party or such party's Representatives in breach of this Agreement, (c) is or becomes available to such party on a non-confidential basis from a source other than any of the parties hereto or any of their respective Representatives; provided, that such source is not known by such party to be bound by a confidentiality agreement with or other obligation of secrecy to any Person or (d) is developed by such party or its Representatives without use or reference to any Confidential Information; provided further, however, that nothing herein shall prevent any party hereto from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any Governmental Entity having jurisdiction over such party, (iii) to the extent required by applicable Law (including, for the avoidance of doubt, any filings required to be made by any Investor or any of their Affiliates to the SEC), (iv) to the extent necessary in connection with the exercise of any remedy hereunder, (v) to such party's Representatives that need to know such information and whom such party shall instruct to observe the terms of this Section 4.9 (it being understood and agreed that, in the case of clause (i), (ii) or (iii), except for any filings required to be made by any Investor to the SEC, such party shall notify the other parties hereto of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any information so disclosed is accorded confidential treatment, when and if available, and with respect to filings required to be made by any Investor to the SEC, to the extent practicable, such party shall provide the Lead Sponsors with a reasonable opportunity to review and comment on any such filing prior to the time such filing is required to be made and will consider any comments provided by the Lead Sponsor within a reasonable time in advance of the time such filing is required to be made) and (vi) to such party's investors and prospective investors in the ordinary course of business, so as the recipients of such information are required to maintain the confidentiality of such information.  Notwithstanding anything in this Agreement to the contrary, to comply with U.S. Treasury Regulation Section 1.6011-4(b)(3), each Investor (and any employee, representative, or other agent of such Investor) may disclose to any and all Persons, without limitation of any kind, the U.S. federal tax treatment and tax structure of the Transactions and the transactions contemplated hereby.  Without limiting the foregoing, this Section 4.9 shall in no way limit the confidentiality obligations set forth in any non-disclosure agreement between any Lead Sponsor (or one of its or its equityholder's Affiliates) and an Investor (or one of its Affiliates) or set forth in any joinder to the non-disclosure agreement between any Lead Sponsor Investor (or one of its or its equityholder's Affiliates) and the Company.
4.10. Notices.  All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed sufficient if personally delivered, sent by internationally-recognized overnight courier, by facsimile, or by registered or certified mail, return receipt requested and postage prepaid to the address or facsimile number, as applicable, set forth beneath each party's respective signature hereto, or to such other address as the party to whom notice is to be given may have furnished to each other party in writing in accordance herewith, with a copy to such party's legal counsel as set forth below its signature hereto.  Any such notice or communication shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of internationally-recognized overnight courier, on the next Business Day after the date when sent, (c) in the case of facsimile transmission, upon non-automated receipt of confirmation of transmission, (d) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communication is posted, and (e) in the case of electronic mail transmission, when transmitted to the applicable address so specified herein and an appropriate non-automated confirmation of transmission is received.

4.11. Press Release; Communications. Any general notices, releases, statements or communications to the general public or the press relating to the Transactions, this Agreement or the transactions contemplated hereby shall be made only at such times and in such manner as determined by the Lead Sponsor; provided, that if any such general notice, release, statement or communication specifically names any Investor or contains any information that would reasonably be expected to cause a third party to identify such Investor, then the Lead Sponsor shall seek the consent of such Investor with respect to the inclusion of its name or such information, as applicable, prior to making or delivering such general notice, release, statement or communication; provided, further, that notwithstanding the foregoing, the parties hereto shall be entitled to issue such press releases and to make such public statements as are required by applicable Law, in which case the Lead Sponsor shall be advised thereof and the parties hereto shall use their reasonable efforts to cause a mutually agreeable release or announcement to be issued.  Once information has been made available to the general public in accordance with this Agreement, this Section 4.11 shall no longer apply to such information.
4.12. No Partnership or Agency.  Nothing in the Agreement shall constitute a partnership between the parties hereto or any of them or constitute any such person as agent of any other for any purpose whatever and none shall have authority or power to bind the others or to contract in the name of or create liability against the others in any way or for any purpose save as expressly authorized in writing from time to time.
4.13. No Third Party Beneficiaries.  This Agreement shall be binding on each party hereto solely for the benefit of each other party hereto and nothing set forth in this Agreement, express or implied, shall be construed to confer, directly or indirectly, upon or give to any Person other than the parties hereto any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the parties hereto to enforce, any provisions of this Agreement; provided, however, that the Indemnified Parties are express intended third party beneficiaries of Section 2.15 and the Non-Recourse Parties are express intended third party beneficiaries of Section 4.4; provided, further, that the investors party to that certain Interim Investors Agreement with Parent as of even date herewith shall be third party beneficiaries of this Agreement as if Investors party hereto (and shall be taken into account in connection with any calculations or provisions that require aggregating or measuring the Commitments of all Investors hereunder or certain Investors relative to other Investors), and no adverse amendment shall be made to reduce such third party beneficiary rights of such other investors without the prior written consent of such other investors (not to be unreasonably withheld, conditioned or delayed); provided, further, for the avoidance of doubt, Section 4.14 shall not apply, and this Agreement shall in no way limit the obligations of the investors party to such other  Interim Investors Agreement; provided, .
4.14. Limitation of Liability for Investors. Notwithstanding anything to the contrary set forth in this Agreement, no Investor shall have aggregate liability under this Agreement, its Equity Commitment Letter and its Limited Guarantee for an amount in excess of such Escrow Investor's Commitment.
4.15. No Duty.  In making any determination contemplated by this Agreement, each Investor may make such determination in its sole and absolute discretion, taking into account only such Investor's own views, self-interest, objectives and concerns.
[Signature pages follow.]

1 Note to Draft:  Sections 4.5 and 4.6 to be conformed to ECL/Limited Guarantee.

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first above written.

[PARENT]

By: _________________________
        Name:
        Title:

[ ]

with a copy to (which shall not constitute notice):

 [ ]

and with copies (which shall not constitute actual or constructive notice) to:

[ ]

[LEAD SPONSOR], IN ITS CAPACITY AS LEAD SPONSOR

By: _________________________
        Name:
        Title:

[ ]

with a copy to (which shall not constitute notice):

 [ ]

INVESTORS:

[INVESTOR]

By: _________________________
        Name
        Title:

[Name]
[Address]
Attention:
 Email:

with a copy to (which shall not constitute notice):

[Name]
[Address]
Attention:
 Email:

FORM OF LIMITED GUARANTEE
LIMITED GUARANTEE, dated as of August 8, 2018 (this "Limited Guarantee"), by [GUARANTOR], a Delaware [●] (the "Guarantor"), in favor of [STAR], a Delaware corporation (the "Guaranteed Party").
1. Limited Guarantee.  To induce the Guaranteed Party to enter into the Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, modified or supplemented from time to time, the "Merger Agreement"), by and among the Guaranteed Party, [PARENT], a Delaware [●] ("Parent") and [MERGER SUB], a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), the Guarantor, intending to be legally bound, hereby unconditionally and irrevocably guarantees to the Guaranteed Party, on the terms and conditions set forth herein, the due and punctual observance, performance and discharge of [●]% (the "Pro Rata Share") of the payment obligations of Parent to pay to the Guaranteed Party: (a) the Parent Termination Fee when and only if the Parent Termination Fee becomes payable pursuant to Section 8.5(c) of the Merger Agreement (the "Parent Fee Obligations"), (b) the amounts described in the second sentence of Section 8.5(e)(i) of the Merger Agreement when and only if such amounts become payable pursuant to Section 8.5(e)(i) of the Merger Agreement (the "Enforcement Costs") and (c) Parent Reimbursement Obligations described in sections 6.11(i), 6.15(f) and 6.16(b) of the Merger Agreement when and only if such obligations become payable pursuant to such sections of the Merger Agreement (the "Expense Obligations" and, together with the Parent Fee Obligations and the Enforcement Costs, collectively, the "Obligations"); provided, however, that in no event shall the Guarantor's liability for (x) the Parent Fee Obligations and the Expense Obligations, in the aggregate, exceed the Guarantor's Pro Rata Share of the Parent Termination Fee and (y) the Enforcement Costs, which are payable by Parent pursuant to Section 8.5(e)(i) of the Merger Agreement, in the aggregate, exceed $[●](such limitation on the liability that the Guarantor may have for the applicable Obligations as described in clause (x) or clause (y), as applicable, being herein referred to as, the "Cap" for such relevant Obligations).  The parties agree that this Limited Guarantee may not be enforced without giving effect to the Cap and that the Guaranteed Party will not seek to enforce this Limited Guarantee for an amount in excess of the Cap (and giving effect to the provisions of Section 8 and Section 9 hereof).  This Limited Guarantee may be enforced for the payment of money only in satisfaction of the Obligations by the Guarantor up to the Cap.  The Guaranteed Party hereby agrees that (i) in no event shall the Guarantor be required to pay any amount to the Guaranteed Party or any other Person under, in respect of, or in connection with this Limited Guarantee or the Merger Agreement other than as expressly set forth herein and (ii) in no event shall this Limited Guarantee be enforced by the Guaranteed Party unless each Other Equity Investor Limited Guarantee (as defined in the Guarantor's Equity Commitment Letter) is being concurrently enforced by the Guaranteed Party.  All payments hereunder shall be made in lawful money of the United States, in immediately available funds.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.
If Parent fails to discharge all or any portion of the Obligations when due, then to the extent expressly permitted in the Merger Agreement and this Limited Guarantee, the Guarantor shall, on the Guaranteed Party's demand, forthwith pay to the Guaranteed Party the Obligations (subject to the terms and conditions of the Limited Guarantee, including the Cap), and the Guaranteed Party may at any time and from time to time, at the Guaranteed Party's option, so long as the Guarantor has failed to perform the Obligations, take any and all actions available hereunder or under applicable Law to collect the Guarantor's liabilities hereunder in respect of such Guaranteed Obligations, subject to the Cap.

2. Nature of Limited Guarantee.  The Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor's obligation hereunder. In the event that any payment to the Guaranteed Party in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Obligations (subject to the terms and conditions hereof) as if such payment had not been made.  This Limited Guarantee is an unconditional guarantee of payment and not of collection.  Notwithstanding any other provision of this Limited Guarantee, the Guaranteed Party hereby agrees that the Guarantor may assert, as a defense to any payment or performance by the Guarantor under this Limited Guarantee, any defense to such payment or performance that Parent, Merger Sub or any of their assigns may have under the terms of the Merger Agreement, other than defenses arising from bankruptcy or insolvency of Parent.
3. Changes in the Obligations; Certain Waivers.  The Guarantor agrees that the Guaranteed Party may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of the Obligations, and may also enter into any agreement with Parent or any other Person interested in the transactions contemplated by the Merger Agreement for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms of the Merger Agreement or of any agreement between the Guaranteed Party, Parent and Merger Sub or any such other Person without in any way impairing or affecting the Guarantor's obligations under this Limited Guarantee or the validity or enforceability of this Limited Guarantee, provided that the obligations of the Other Equity Investors (as defined in the Guarantor's Equity Commitment Letter) under the Other Equity Investor Limited Guarantees are impacted in substantially the same manner.  Subject to the termination of this Limited Guarantee as provided hereunder and the immediately preceding sentence of this Section 3, the Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of the Obligations or any waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement; (c) the addition, substitution or release of any entity or other Person interested in the transactions contemplated by the Merger Agreement; (d) any change in the corporate existence, structure or ownership of any of Parent or any other Person interested in the transactions contemplated by the Merger Agreement; (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or any other Person (other than the Guaranteed Party and its Subsidiaries) interested in the transactions contemplated by the Merger Agreement or affecting any of their respective assets; (f) the existence of any claim, set-off or other right which the Guarantor may have at any time against Parent or the Guaranteed Party, whether in connection with the Obligations or otherwise (other than those described in the last sentence of Section 2 hereof); (g) the adequacy of any other means the Guaranteed Party may have of obtaining payment of the Obligations; (h) the value, genuineness, validity, illegality or enforceability of the Merger Agreement; or (i) any discharge of the Guarantor as a matter of law or equity (other than as a result of the payment of the Obligations in accordance with the terms hereof).  To the fullest extent permitted by applicable Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any applicable Law which would otherwise require any election of remedies by the Guaranteed Party.  The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligations incurred and all other notices of any kind (except for notices required to be provided to Parent and its counsel in accordance with the Merger Agreement and/or any agreements entered into in connection therewith), all defenses that may be available by virtue of any valuation, stay, moratorium Law or other similar applicable Law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally.  The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

The Guaranteed Party hereby covenants and agrees that it shall not institute, and shall cause its Subsidiaries and Affiliates and other representatives and agents not to institute, any proceeding or bring any other claim arising under, or in connection with, any Equity Commitment Letter or the Merger Agreement or the transactions contemplated thereby, against the Guarantor or any other Non-Recourse Party, except for claims that are Non-Prohibited Claims (as defined in the Guarantor's Equity Commitment Letter) against such Person, and the Guarantor hereby covenants and agrees that it shall not institute, and shall cause its respective Affiliates not to institute, any proceeding asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.  Notwithstanding anything to the contrary contained in this Limited Guarantee, the Guaranteed Party hereby agrees that to the extent Parent is relieved (other than by operation of any bankruptcy, insolvency or similar law) of all or any portion of the Obligations under the Merger Agreement, the Guarantor shall be similarly relieved of the Obligations under this Limited Guarantee, with it being understood that such Obligations shall be relieved ratably with the obligations of the Other Investors under the Other Equity Investor Limited Guarantees.
Subject to the limitation on the Obligations set forth in the first sentence of Section 1 hereof, the Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or any other Person interested in the transactions contemplated by the Merger Agreement that arise from the existence, payment, performance, or enforcement of the Guarantor's Obligations under or in respect of this Limited Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or such other Person whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or such other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Obligations (subject to the Cap) shall have been paid in full in cash.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for the Obligations.  Notwithstanding any other provision of this Limited Guarantee, in addition to any defense of the Guarantor on the basis of a breach of this Limited Guarantee, the Guaranteed Party hereby agrees that the Guarantor shall have all defenses to the payment of its obligations under this Limited Guarantee (which in any event shall be subject to the Cap) that are or would be available to Parent, Merger Sub or any of their assigns in respect of the Merger Agreement with respect to the Obligations, as well as any defenses in respect of any fraud.
4. No Waiver; Cumulative Rights.  No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranteed Party shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.
5. Representations and Warranties.
(a) The Guarantor hereby represents and warrants to the Guaranteed Party that:

(i) the Guarantor has all requisite limited partnership or other entity power and authority to execute, deliver and perform this Limited Guarantee and the execution, delivery and performance of this Limited Guarantee by the Guarantor have been duly authorized by all necessary action and do not contravene any provision of the Guarantor's charter, partnership agreement, operating agreement or similar organizational documents or any applicable Law or contractual restriction binding on the Guarantor or its assets;

(ii) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guarantee;
(iii) assuming due execution and delivery of the Merger Agreement by the Guaranteed Party, Parent and Merger Sub, this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (x) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Laws affecting creditors' rights generally, and (y) general equitable principles (whether considered in a proceeding in equity or at law); and
(iv) the Guarantor has the financial capacity (taking into account all of its outstanding commitments and obligations) to pay and perform its obligations under this Limited Guarantee, and all funds necessary for the Guarantor to fulfill the Obligations under this Limited Guarantee shall be available to the Guarantor (and its assignees pursuant to Section 6 hereof) for so long as this Limited Guarantee shall remain in effect in accordance with Section 8 hereof.
(b) The Guaranteed Party hereby represents and warrants to the Guarantor that:

(i) it has all requisite corporate power and authority to execute, deliver and perform this Limited Guarantee, and the execution, delivery and performance of this Limited Guarantee has been duly authorized by all necessary corporate action and does not contravene any provision of the Guaranteed Party's certificate of formation, limited liability company or operating agreement, or any Law or contractual restriction applicable to or binding on the Guaranteed Party or its assets; and
(ii) assuming due execution and delivery of the Merger Agreement by Parent, this Limited Guarantee constitutes a legal, valid and binding obligation of the Guaranteed Party enforceable against the Guaranteed Party in accordance with its terms, subject to (x) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Laws affecting creditors' rights generally, and (y) general equitable principles (whether considered in a proceeding in equity or at law).
6. Assignment.  Neither the Guarantor nor the Guaranteed Party may assign their respective rights, interests or obligations hereunder to any other Person (including by operation of law) without the prior written consent of the Guaranteed Party or the Guarantor, as the case may be.  Notwithstanding the foregoing, the Guarantor may assign its rights, interests or the Obligations hereunder to one or more co-investment vehicles or investment funds that are sponsored, managed, advised or controlled by an Affiliate of the Guarantor; provided,  however, that no such assignment shall relieve the Guarantor of the Obligations hereunder except that the Guarantor's Obligations hereunder shall be reduced on a dollar-for-dollar basis by any amounts actually paid to the Guaranteed Party in respect of the Obligations hereunder by such co-investment vehicles or affiliated investment funds.
7. Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and be given by the means specified in the Merger Agreement (and shall be deemed given as specified therein) and shall be delivered as set forth below or to such other Person or address or facsimile number as a party to this Limited Guarantee shall specify by notice in writing to the other party; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later.

If to the Guarantor to:
[●]
c/o [●]
[●]
[●]
Attention:  [●]
Facsimile:  [●]
 E-mail:  [●]
with a copy (which shall not constitute actual or constructive notice) to:

[●]
[●]
[●]
Attention:  [●]
Facsimile:  [●]
 E-mail: [●]
and
[●]
[●]
[●]
Attention:  [●]
Facsimile:  [●]
 E-mail: [●]
If to the Guaranteed Party to:
[●]
[●]
[●]
Attention:  [●]
Facsimile:  [●]
 E-mail:  [●]
with a copy (which shall not constitute notice) to:
[●]
[●]
[●]
Attention:  [●]
Facsimile:  [●]
 E-mail:  [●]

8. Continuing Guarantee.  Unless terminated pursuant to this Section 8, this Limited Guarantee shall remain in full force and effect and shall be binding on the Guarantor, its successors and permitted assigns until the Obligations under this Limited Guarantee have been paid in full, at which time this Limited Guarantee shall terminate and the Guarantor shall have no further obligations under this Limited Guarantee.  Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantor shall have no further obligations under this Limited Guarantee as of the earliest to occur of (i) the Closing if Parent shall have satisfied its payment obligations under Sections 4.1, 4.2(a) and 4.3(d) of the Merger Agreement, (ii) at such time as the Obligations under the Limited Guarantee have been paid in full (subject to the Cap), (iii) termination of the Merger Agreement in circumstances in which the Parent Termination Fee is not payable and (iv) sixty (60) days after the Termination Date, except as to a claim for payment of the Obligations presented in writing by the Guaranteed Party to Parent or the Guarantor on or prior to such sixtieth (60th) day (in which case, this Limited Guarantee shall terminate on the date such claim is (x) resolved by a final, non-appealable order of a court specifically identified in Section 10(b) below, (y) resolved as agreed in writing by the parties hereto or (z) otherwise satisfied); provided, that such claim shall set forth in reasonable detail the basis for such claim, and the Guarantor shall not be required to pay any claim not submitted on or before sixty (60) days after such termination of the Merger Agreement.  Notwithstanding the foregoing, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding (a) that the provisions of Section 1 hereof limiting the Guarantor's liability to the Cap, or limiting the Guaranteed Party's enforcement hereof to the payment of money only, or the provisions of this Section 8 or Section 9 hereof are illegal, invalid or unenforceable in whole or in part or (b) any theory of liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against the Guarantor or any Non-Recourse Parties with respect to this Limited Guarantee, the Equity Commitment Letters, the Merger Agreement or any other agreement or instrument delivered pursuant to or in connection with any of the foregoing (collectively, "Transaction Agreements") or any of the transactions contemplated hereby or thereby (including in respect of any oral representations made or alleged to be made in connection therewith) (other than, solely with respect to this clause (b), any claim that is a Non-Prohibited Claim against such Person), then (A) the obligations of the Guarantor under or in connection with this Limited Guarantee shall terminate ab initio and be null and void, (B) if the Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover and retain such payments, and (C) neither the Guarantor nor any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party or any other Person in any way under or in connection with any Transaction Agreement, any other agreement or instrument delivered pursuant to such Transaction Agreement, or the transactions contemplated hereby or thereby.
9. No Recourse.  The Guaranteed Party acknowledges the separate corporate existence of Parent and that, as of the date hereof, Parent's sole assets (if any) are a de minimis amount of cash, and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs.  Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any other Transaction Agreement, or in any agreement, document or instrument (including, without limitation, the Equity Commitment Letters and the Merger Agreement), or statement made or action taken in connection with or pursuant to, the transactions contemplated by any of the Transaction Agreements or the negotiation, execution, performance or breach of any Transaction Agreements, and notwithstanding any equitable, common law or statutory right or claim that may be available to the Guaranteed Party or any of its Affiliates, and notwithstanding the fact that the Guarantor may be a partnership, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party covenants, acknowledges and agrees, on behalf of itself and its Affiliates, (i) in no event shall the Guaranteed Party or any of its Affiliates seek any damages or any other recovery, judgment, or remedies of any kind, including consequential, indirect or punitive damages, against Parent in excess of the Cap in connection with the Merger Agreement or in connection with the failure of the transactions contemplated by the Merger Agreement to be consummated for any reason or otherwise in connection with the transactions contemplated thereby (including in respect of any oral representations made or alleged to have been made in connection therewith), and (ii) notwithstanding the fact that the Guarantor may be a corporation, partnership or limited liability company, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party acknowledges and agrees that it has no right of recovery against, no recourse shall be had against and no personal liability shall attach to, the Guarantor or any of its former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, holders of equity, controlling persons, Affiliates, representatives or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, holder of equity, controlling person, Affiliate, representative or assignee of any of the foregoing (but not including Parent or the Guarantor, a "Non-Recourse Party" and together, the "Non-Recourse Parties"), including through Parent or otherwise, whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim (whether at law or equity in tort, contract or otherwise) by or on behalf of Parent against the Guarantor or any Non-Recourse Parties, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, or otherwise, except for its rights to recover from the Guarantor (but not any other Person) under and to the extent provided in this Limited Guarantee, and subject to the other limitations described herein, including, for the avoidance of doubt, the Cap, and any other claims that are Non-Prohibited Claims against such Person; it being agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Parties for any obligation of the Guarantor or any of its successors or permitted assigns under this Limited Guarantee or any documents or instrument delivered in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith or for any claim (whether at law or in equity or in tort, contract or otherwise) based on, in respect of, or by reason of such obligation or its creation.  Except for any claims that are Non-Prohibited Claims against such Person, recourse against the Guarantor under this Limited Guarantee, subject to the limitations and conditions set forth herein, shall be the sole and exclusive remedy of the Guaranteed Party and all of its Affiliates against the Guarantor and any Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or in connection with the failure of the Transactions to be consummated for any reason or otherwise in connection with the transactions contemplated thereby or in respect of any representations made or alleged to be made in connection therewith, whether at law or in equity, in contract, in tort or otherwise.  Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Parent to the Guaranteed Party or shall confer or give or shall be construed to confer or give to any Person other than the Guaranteed Party (including any Person acting in a representative capacity) any rights or remedies against any Person other than the Guarantor as expressly set forth herein. Notwithstanding anything to the contrary contained herein or in the Guarantor's Equity Commitment Letter, under no circumstance shall the Guaranteed Party be permitted or entitled to receive both (a) a grant of specific performance under the Guarantor's Equity Commitment Letter or under the Merger Agreement to cause the Closing or to cause Parent to enforce the Equity Commitment Letter and (b) payment of the Parent Termination Fee.

10. Governing Law; Jurisdiction; Waiver of Jury Trial.
(a) THIS LIMITED GUARANTEE BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.  The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such Court of Chancery shall lack subject matter jurisdiction, the federal courts of the United States of America located in the County of New Castle, Delaware, solely in respect of the interpretation and enforcement of the provisions of (and any claim or cause of action arising under or relating to) this letter and of the documents referred to in this letter, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this letter or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such courts.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7 of this Limited Guarantee or Section 9.7 of the Merger Agreement or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER  (INCLUDING THE FINANCING).  EACH PARTY HEREBY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE AND THE TRANSACTIONS CONTEMPLATED BY THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10(b).
11. Entire Agreement; Amendments.  This Limited Guarantee, together with the other Limited Guarantees, the Merger Agreement and the Equity Commitment Letters, constitute the entire agreement with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, between the parties.  The Guaranteed Party and its Affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guarantor or any Non-Recourse Parties in connection with this Limited Guarantee except as expressly set forth herein by the Guarantor.  The Guarantor and its Affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guaranteed Party in connection with this Limited Guarantee, except as expressly set forth herein by the Guaranteed Party.  No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing.
12. Third Party Beneficiaries.  This Limited Guarantee shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; except that as a material aspect of this Limited Guarantee the parties intend that all Non-Recourse Parties other than the Guarantor shall be, and such Non-Recourse Parties are, intended third party beneficiaries of this Limited Guarantee who may rely on and enforce the provisions of this Limited Guarantee that bar the liability, or otherwise protect the interests, of the Guarantor or such Non-Recourse Parties.

13. Confidentiality. This Limited Guarantee shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the transactions contemplated by the Merger Agreement.  This Limited Guarantee may not be used, circulated, quoted or otherwise referred to by the Guaranteed Party or any of its Affiliates or Representatives in any document, except with the prior written consent of the Guarantor; provided, that no such written consent is required for any disclosure of the existence or content of this Limited Guarantee by the Guaranteed Party: (i) to its Affiliates and its Representatives who agree to keep such information confidential on terms substantially identical to the terms contained in this Section 13 or (ii) to the extent required by Law or the rules of any self-regulatory organization or securities exchange.
14. Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.
15. Counterparts; Effectiveness.  This Limited Guarantee may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart.  The delivery by facsimile or by electronic delivery in PDF format of this Limited Guarantee with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein.  All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Limited Guarantee.
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IN WITNESS WHEREOF, the Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

GUARANTOR:

[INSERT NAME OF GUARANTOR]

By: ________________________
Name:
Title:

IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

GUARANTEED PARTY:

[STAR]

By: ________________________
Name:
Title: